Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF REORGANIZATION

BY AND BETWEEN

WSFS FINANCIAL CORPORATION

AND

ALLIANCE BANCORP, INC. OF PENNSYLVANIA

Dated as of March 2, 2015

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4.29	Deposits.	23
4.30	Allowance for Loan and Lease Losses.	23
4.31	Insurance.	23
4.32	OFAC.	24
4.33	Brokers and Finders.	24
4.34	Transactions with Affiliates.	24

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF WSFS		24
5.1	The Standard.	24
5.2	Organization, Standing, and Power.	24
5.3	Authority; No Breach By Agreement.	25
5.4	Capital Stock.	25
5.5	SEC Filings; Financial Statements.	26
5.6	Absence of Undisclosed Liabilities.	27
5.7	Absence of Certain Changes or Events.	27
5.8	Tax Matters.	27
5.9	Compliance with Laws.	27
5.10	Legal Proceedings.	28
5.11	Reports.	28
5.12	Statements True and Correct.	28
5.13	Tax and Regulatory Matters.	29
5.14	Ownership of Alliance Common Stock.	29
5.15	Brokers and Finders.	29

ARTICLE 6 CONDUCT OF BUSINESS PENDING CONSUMMATION		29
6.1	Affirmative Covenants of Alliance.	29
6.2	Negative Covenants of Alliance.	29
6.3	Covenants of WSFS.	32
6.4	Reports.	33

ARTICLE 7 ADDITIONAL AGREEMENTS		33
7.1	Registration Statement; Proxy Statement; Shareholder Approval.	33
7.2	Acquisition Proposals.	34
7.3	Exchange Listing.	36
7.4	Consents of Regulatory Authorities.	36
7.5	Investigation and Confidentiality.	37
7.6	Press Releases.	38
7.7	Tax Treatment.	38
7.8	Employee Benefits and Contracts.	38
7.9	Indemnification.	40
7.10	Operating Functions.	41
7.11	Shareholder Litigation.	42
7.12	Legal Conditions to Merger.	42
7.13	Dividends.	42
7.14	Change of Method.	42
7.15	Takeover Laws.	42
7.16	Exemption from Liability Under Section 16(b).	43

ARTICLE 8 CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE		43
8.1	Conditions to Obligations of Each Party.	43
8.2	Conditions to Obligations of WSFS.	44
8.3	Conditions to Obligations of Alliance.	44

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ARTICLE 9 TERMINATION		45
9.1	Termination.	45
9.2	Effect of Termination.	47
9.3	Non-Survival of Representations and Covenants.	47

ARTICLE 10 MISCELLANEOUS		47
10.1	Definitions.	47
10.2	Referenced Pages.	53
10.3	Expenses.	55
10.4	Entire Agreement; Third Party Beneficiaries.	56
10.5	Amendments.	56
10.6	Waivers.	57
10.7	Assignment.	57
10.8	Notices.	57
10.9	Governing Law; Jurisdiction; Waiver of Jury Trial.	58
10.10	Counterparts; Signatures.	58
10.11	Captions; Articles and Sections.	59
10.12	Interpretations.	59
10.13	Enforcement of Agreement.	59
10.14	Severability.	59
10.15	Disclosure.	59
10.16	Delivery by Facsimile or Electronic Transmission.	59

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AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of March 2, 2015, by and between WSFS Financial Corporation (“WSFS”), a Delaware corporation, and Alliance Bancorp, Inc. of Pennsylvania (“Alliance”), a Pennsylvania corporation.

Preamble

The respective Boards of Directors of Alliance and WSFS have approved this Agreement and declared that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Parties to this Agreement and their respective stockholders. Each of the directors of Alliance have delivered to WSFS a non-solicitation agreement and certain of the executive officers of Alliance have delivered to WSFS a non-competition and non-solicitation agreement, each dated as of the date hereof. This Agreement provides for the acquisition of Alliance by WSFS pursuant to the merger of Alliance with and into WSFS with WSFS surviving as the surviving corporation. At the effective time of such Merger, the outstanding shares of the capital stock of Alliance shall be converted, at the election of each holder of capital stock of Alliance (and subject to certain limitations) into the right to receive cash, shares of common stock of WSFS or a combination of cash and shares of common stock of WSFS, in each case, subject to the terms and conditions set forth herein. The transactions described in this Agreement are subject to the approvals of the shareholders of Alliance and applicable regulatory authorities and the satisfaction of certain other conditions described in this Agreement. It is the intention of the Parties to this Agreement that the Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Internal Revenue Code.

Capitalized terms used in this Agreement and not otherwise defined herein are defined in Section 10.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties agree as follows:

ARTICLE 1

TRANSACTIONS AND TERMS OF MERGER

1.1	Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time, Alliance shall be merged with and into WSFS in accordance with the provisions of Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”) and Section 1921 et. seq. of the Pennsylvania Business Corporation Law (including any successor laws, rules, regulations, as amended or supplemented hereafter to the Pennsylvania Business Corporation Law or any applicable law, rule, or regulations of the Pennsylvania Associations Code, as amended or supplemented hereafter, the “PBCL”), as applicable, with the effects set forth in the DGCL or the PBCL, as applicable, (the “Merger”). WSFS shall be the Surviving Corporation resulting from the Merger, and shall succeed to and assume all the rights and obligations of Alliance in accordance with the DGCL. Upon consummation of the Merger the separate corporate existence of Alliance shall terminate. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Alliance and WSFS.

1.2	Time and Place of Closing.

The closing of the transactions contemplated hereby (the “Closing”) will take place at 10:00 A.M., Eastern Time, on the date that the Effective Time occurs, or at such other date and time as the Parties, acting through their authorized officers, may mutually agree in writing. The Closing shall be held at the offices of Covington & Burling LLP, located at One CityCenter, 850 Tenth Street, NW, Washington, DC 20001, unless another location is mutually agreed upon by the Parties.

1.3	Effective Time.

The Merger and other transactions contemplated by this Agreement shall become effective (the “Effective Time”) on the date and at the time specified in the certificate of merger to be filed with the Secretary of State of the State of Delaware and the articles of merger to be filed with the Pennsylvania Department of State. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall cause the Effective Time to occur on the third Business Day following satisfaction or waiver (subject to applicable Law) of the last to occur of the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.4	Charter.

The certificate of incorporation of WSFS in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until duly amended or repealed.

1.5	Bylaws.

The bylaws of WSFS in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until duly amended or repealed.

1.6	Directors and Officers.

The directors of WSFS in office immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation. The officers of WSFS in office immediately prior to the Effective Time shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation.

1.7	Bank Merger.

Simultaneously with the Merger, Greater Delaware Valley Savings Bank D/B/A Alliance Bank, a Pennsylvania-chartered savings bank and a wholly owned Subsidiary of Alliance (“Alliance Bank”), will merge (the “Bank Merger”) with and into Wilmington Savings Fund Society, FSB, a federal savings bank and wholly owned Subsidiary of WSFS (“WSFS Bank”). WSFS Bank shall be the surviving entity (the “Surviving Entity”) in the Bank Merger and shall continue its corporate existence under the name “Wilmington Savings Fund Society, FSB,” and, following the Bank Merger, the separate corporate existence of Alliance Bank shall terminate. The Parties agree that the Bank Merger shall become effective simultaneously with the Effective Time. The Bank Merger shall be implemented pursuant to a subsidiary plan of merger, attached as Exhibit A hereto (the “Subsidiary Plan of Merger”). In order to obtain the necessary regulatory approvals for the Bank Merger, the Parties shall cause the following to be accomplished prior to the filing of applications for regulatory approval: (i) Alliance shall cause Alliance Bank to approve the Subsidiary Plan of Merger, Alliance, as the sole shareholder of Alliance Bank, shall approve the Subsidiary Plan of Merger and Alliance shall cause the Subsidiary Plan of Merger to be duly executed by Alliance Bank and delivered to WSFS and (ii) WSFS shall cause WSFS Bank to approve the Subsidiary Plan of Merger, WSFS, as the sole stockholder of WSFS Bank, shall approve the Subsidiary Plan of Merger and WSFS shall cause WSFS Bank to duly execute and deliver the Subsidiary Plan of Merger to Alliance. Prior to the Effective Time, Alliance shall cause Alliance Bank, and WSFS shall cause WSFS Bank, to execute such articles of combination, required merger certificates, and such other documents and certificates as are necessary to make the Bank Merger effective simultaneously with the Effective Time.

ARTICLE 2

MANNER OF CONVERTING SHARES

2.1	Conversion of Shares.

Subject to the provisions of this Article 2, at the Effective Time, by virtue of the Merger and without any action on the part of WSFS, Alliance or the stockholders of either of the foregoing, the shares of the consolidated corporations shall be converted as follows:

(a) Each share of capital stock of WSFS issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b) Each share of Alliance Common Stock issued and outstanding immediately prior to the Effective Time that is held by any wholly owned Alliance Subsidiary, by WSFS or any WSFS Subsidiary (in each case other than shares held in any Employee Benefit Plans or related trust accounts or otherwise held in any fiduciary or agency capacity or as a result of debts previously contracted) (collectively, the “Canceled Shares”) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(c) Subject to Section 2.2, each share of Alliance Common Stock issued and outstanding immediately prior to the Effective Time (excluding the Canceled Shares) shall be converted, at the election of the holder thereof, in accordance with the procedures set forth in Article 3 into the right to receive the following consideration (collectively, the “Merger Consideration”), in each case without interest:

(i) for each share of Alliance Common Stock with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked pursuant to Article 3 (a “Cash Election”), the right to receive in cash from WSFS an amount (the “Cash Consideration”) equal to the Per Share Cash Amount (such shares collectively, the “Cash Election Shares”);

(ii) for each share of Alliance Common Stock with respect to which an election to receive WSFS Common Stock has been effectively made and not revoked or deemed revoked pursuant to Article 3 (a “Stock Election” and such shares collectively, the “Stock Election Shares”) or which is otherwise to receive shares of WSFS Common Stock in accordance with the terms of this Agreement, the right to receive from WSFS 0.28955 (the “Exchange Ratio”) shares of WSFS Common Stock (the “Stock Consideration”); and

(iii) for each share of Alliance Common Stock other than Cash Election Shares and Stock Election Shares (collectively, the “Non-Electing Shares”), the right to receive from WSFS the Stock Consideration.

(d) All shares of Alliance Common Stock, when so converted pursuant to Section 2.1(c), shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or book-entry share (each a “Certificate”) registered in the transfer books of Alliance that immediately prior to the Effective Time represented shares of Alliance Common Stock shall cease to have any rights with respect to such Alliance Common Stock other than the right to receive the Merger Consideration in accordance with Article 3, including the right, if any, to receive, pursuant to Section 2.6, cash in lieu of fractional shares of WSFS Common Stock into which such shares of Alliance Common Stock have been converted together with the amounts, if any, payable pursuant to Section 3.2(d).

(e) Without limiting the other provisions of this Agreement and subject to Sections 6.2(d) and (e), if at any time during the period between the date of this Agreement and the Effective Time, Alliance should split, combine or otherwise reclassify the shares of Alliance Common Stock, or make a dividend or other distribution in shares of Alliance Common Stock (including any dividend or other distribution of securities convertible into Alliance Common Stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of WSFS hereunder), the Merger Consideration (including the Exchange Ratio and the Per Share Cash Amount) shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect fully the effect of any such change.

2.2	Proration.

(a) Notwithstanding any other provision contained in this Agreement, the maximum aggregate amount of Cash Consideration that holders of Alliance Common Stock shall be entitled to receive pursuant to this Article 2 (the “Cash Value”), shall be $26,576,220.00.

(b) Within seven Business Days after the Election Deadline, the Exchange Agent shall effect the allocation among holders of Alliance Common Stock of rights to receive the Cash Consideration or Stock Consideration in accordance with the Election Forms and as set forth in this Section 2.2.

(c) Maximum Cash Consideration Undersubscribed. If the number of Cash Election Shares times the Per Share Cash Amount is less than the Cash Value, then:

(i) all Cash Election Shares shall be converted into the right to receive cash;

(ii) Non-Electing Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares times the Per Share Cash Amount equal to the Cash Value. If less than all of the Non-Electing Shares need to be treated as Cash Election Shares as provided in this clause (ii), then the Exchange Agent shall convert on a pro rata basis, as described in Section 2.2(f), a sufficient number of Non-Electing Shares to Cash Election Shares, and all remaining Non-Electing Shares to Stock Election Shares;

(iii) if all of the Non-Electing Shares are converted to Cash Election Shares under Section 2.2(c)(ii) and the total number of Cash Election Shares times the Per Share Cash Amount is less than the Cash Value, then the Exchange Agent shall convert on a pro rata basis, as described in Section 2.2(f), a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Cash Amount equals the Cash Value, and all Reallocated Cash Shares will be converted into the right to receive cash; and

(iv) the Stock Election Shares that are not Reallocated Cash Shares shall be converted into the right to receive WSFS Common Stock.

(d) Maximum Cash Consideration Oversubscribed. If the number of Cash Election Shares times the Per Share Cash Amount is greater than the Cash Value, then:

(i) all Stock Election Shares and all Non-Electing Shares shall be converted into the right to receive WSFS Common Stock;

(ii) the Exchange Agent shall convert on a pro rata basis, as described in Section 2.2(f), a sufficient number of Cash Election Shares into Stock Election Shares (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares times the Per Share Cash Amount equals the Cash Value, and all Reallocated Stock Shares shall be converted into the right to receive WSFS Common Stock; and

(iii) the Cash Election Shares that are not Reallocated Stock Shares shall be converted into the right to receive cash.

(e) Maximum Cash Consideration Satisfied. If the number of Cash Election Shares times the Per Share Cash Amount is equal to the Cash Value, then subparagraphs (c) and (d) above shall not apply and all Cash Election Shares shall be converted into the right to receive cash and all Non-Electing Shares and all Stock Election Shares shall be converted into the right to receive WSFS Common Stock.

(f) Pro Rata Reallocations. In the event that the Exchange Agent is required pursuant to Section 2.2(c)(iii) hereof to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares (based upon the number of Stock Election Shares held) shall be allocated a pro rata portion of the total Reallocated Cash Shares, based on the percentage of the total number of Stock Election Shares held by such holder. In the event the Exchange Agent is required pursuant to Section 2.2(d)(ii) hereof to convert some Cash

Election Shares (based upon the number of Cash Election Shares held) into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares, based on the percentage of the total number of Cash Election Shares held by such holder.

(g) Tax Amendments. If, in the judgment of legal counsel to WSFS, the application of the provisions of Section 2.2(c) or (d) may reasonably create material and adverse tax consequences to WSFS, Alliance, or Alliance’s shareholders, then the Parties agree to mutually cooperate to amend or remove these provisions or otherwise mitigate any such material and adverse consequences, so long as such amendment, removal or mitigation is not prejudicial to the interests of the shareholders of Alliance.

2.3	Anti-Dilution Provisions.

In the event WSFS changes the number of shares of WSFS Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Merger Consideration (including the Exchange Ratio and the Per Share Cash Amount) shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect fully the effect of any such change.

2.4	Treatment of Alliance Equity Awards.

At the Effective Time, each option granted by Alliance to purchase shares of Alliance Common Stock under the Alliance Stock Option Plan, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (an “Alliance Stock Option”) shall be canceled and converted into the right to receive from WSFS a cash payment equal to the difference, if positive, between the Per Share Cash Amount and the exercise price of the Alliance Stock Option. Any Alliance Stock Option with an exercise price that equals or exceeds the Per Share Cash Amount shall be canceled with no consideration being paid to the optionholder with respect to such Alliance Stock Option. At or prior to the Effective Time, Alliance, the board of directors of Alliance and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.4. At the Effective Time each outstanding and unvested award previously granted under the 2011 Recognition and Retention Plan of Alliance (the “Alliance RRP”) shall, in accordance with the terms of the Alliance RRP, become fully vested and the holder thereof shall be entitled to receive the Merger Consideration for the vested shares in accordance with the terms of this Agreement.

2.5	Shares Held by Alliance or WSFS.

Each Canceled Share shall automatically be canceled and retired and shall cease to exist, and no consideration shall be issued or delivered in exchange therefor.

2.6	Fractional Shares.

No certificate or scrip representing fractional shares of WSFS Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of WSFS shall relate to such fractional share interests, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of WSFS. Notwithstanding any other provision of this Agreement, each holder of shares of Alliance Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of WSFS Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash rounded up to the nearest cent (without interest) in an amount equal to such fractional part of a share of WSFS Common Stock that such holder of shares of Alliance Common Stock would otherwise have been entitled multiplied by the Per Share Cash Amount. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.

ARTICLE 3

EXCHANGE OF SHARES

3.1	Election Procedures.

Subject to the terms of the Exchange Agent Agreement, each holder of record of shares of Alliance Common Stock issued and outstanding immediately prior to the Effective Time (a “Holder”) shall have the right, subject to the limitations set forth in this Article 3, to submit an election on or prior to the Election Deadline in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 3.1 (herein called an “Election”) (i) the number of shares of Alliance Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Alliance Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) WSFS shall prepare a form reasonably acceptable to Alliance (the “Form of Election”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) so as to permit those holders to exercise their right to make an Election prior to the Election Deadline.

(c) Prior to the Mailing Date, WSFS shall appoint an exchange agent reasonably acceptable to Alliance (the “Exchange Agent”), for the purpose of receiving Elections and exchanging shares of Alliance Common Stock represented by Certificates for Merger Consideration, pursuant to an exchange agent agreement entered into prior to the Mailing Date (the “Exchange Agent Agreement”). As soon as reasonably practicable after the Effective Time and in any event not later than five Business Days following the Effective Time (the “Mailing Date”), the Exchange Agent shall mail to each Holder of record of a Certificate a Form of Election and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, in such form as Alliance and WSFS may reasonably agree. Subject to the terms of the Exchange Agent Agreement, any Election shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates representing the shares of Alliance Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in acceptable form or by an appropriate customary guarantee of delivery of such Certificates, as set forth in such Form of Election, from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act); provided, that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery, any additional documents specified in the procedures set forth in the Form of Election. Failure to deliver shares of Alliance Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by WSFS, in its sole and absolute discretion. As used herein, unless otherwise agreed in advance by Alliance and WSFS, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date that is 30 days following the Effective Time. WSFS shall issue a press release announcing the anticipated date of the Election Deadline not more than 10 Business Days before, and at least five Business Days prior to, the Election Deadline.

(d) Any Holder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, or any documents, previously deposited with the Exchange Agent. Subject to the terms of the Exchange Agent Agreement and this Agreement, the Exchange Agent shall have reasonable discretion to determine if any Election is not properly made with respect to any shares of Alliance Common Stock (neither WSFS nor Alliance nor the Exchange Agent being under any duty to notify any shareholder of any such defect); in the event the Exchange Agent makes such a determination, such Election shall be deemed to be not in effect, and the shares of Alliance Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Electing Shares, unless a proper Election is thereafter timely made with respect to such shares.

(e) Subject to the terms of the Exchange Agent Agreement, WSFS, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.2, (ii) the issuance and delivery of certificates or, at the option of WSFS, evidence of shares in book-entry form (collectively referred to as “WSFS Certificates”) representing the number of shares of WSFS Common Stock into which shares of Alliance Common Stock are converted into the right to receive in the Merger and (iii) the method of payment of cash for shares of Alliance Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of WSFS Common Stock.

(f) To the extent permitted by Law, Alliance shall request the trustees of the Alliance Bank Employee Stock Ownership Plan Trust (the “Alliance ESOP”), to make a Cash Election for a sufficient number of the unallocated shares held by the Alliance ESOP to satisfy any outstanding debt under the ESOP Loan Agreements between the Alliance ESOP and Alliance dated as of January 30, 2007 and January 18, 2011 (the “ESOP Loan Agreements”).

3.2	Exchange Procedures.

(a) Deposit of Merger Consideration. Prior to the Effective Time, WSFS shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the Holders, for exchange in accordance with this Article 3, (i) WSFS Certificates for shares of WSFS Common Stock equal to the aggregate Stock Consideration and (ii) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.6) (collectively, the “Exchange Fund”) and WSFS shall instruct the Exchange Agent to timely pay the Merger Consideration and cash in lieu of fractional shares, in accordance with this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by WSFS or the Surviving Corporation. Interest and other income on the Exchange Fund shall be the sole and exclusive property of WSFS and the Surviving Corporation and shall be paid to WSFS or the Surviving Corporation, as WSFS directs. No investment of the Exchange Fund shall relieve WSFS, the Surviving Corporation or the Exchange Agent from making the payments required by this Article 3 and following any losses from any such investment, WSFS shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy WSFS’s obligations hereunder for the benefit of the Holders, which additional funds will be deemed to be part of the Exchange Fund.

(b) Delivery of Merger Consideration. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a Form of Election, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the Holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration, any cash in lieu of fractional shares which such Holder has a right to receive pursuant to Section 2.6 and any dividends or distributions which such Holder has the right to receive pursuant to Section 3.2(d) with respect to the shares of Alliance Common Stock formerly represented by such Certificate and such Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued for the benefit of Holders of the Certificates on the Merger Consideration payable upon the surrender of the Certificates.

(c) Share Transfer Books. At the Effective Time, the share transfer books of Alliance shall be closed, and thereafter there shall be no further registration of transfers of shares of Alliance Common Stock. From and after the Effective Time, Holders who held shares of Alliance Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Surviving Corporation for any reason shall be canceled and exchanged for the Merger Consideration, any cash in lieu of fractional shares (if any) pursuant to Section 2.7 and any dividends or distributions (if any) pursuant to Section 3.2(d) with respect to the shares of Alliance Common Stock formerly represented thereby.

(d) Dividends with Respect to WSFS Common Stock. No dividends or other distributions declared with respect to WSFS Common Stock with a record date after the Effective Time shall be paid to the Holder of any unsurrendered Certificate with respect to the whole shares of WSFS Common Stock issuable with respect to such

Certificate in accordance with this Agreement until the surrender of such Certificate (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) there shall be paid to the record holder of the whole shares of WSFS Common Stock, if any, issued in exchange therefor, without interest, (i) all dividends and other distributions payable in respect of any such whole shares of WSFS Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of WSFS Common Stock.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former Holders on the first anniversary of the Effective Time shall be delivered to WSFS, and any former Holders who have not theretofore received any Merger Consideration (including any cash in lieu of fractional shares and any applicable dividends or other distributions with respect to WSFS Common Stock) to which they are entitled under this Article 3 shall thereafter look only to WSFS and the Surviving Corporation for payment of their claims with respect thereto.

(f) No Liability. None of WSFS, Alliance, the Surviving Corporation or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any Holder in respect of any cash that would have otherwise been payable in respect of any Certificate from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by Holders immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Regulatory Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(g) Withholding Rights. Each and any of WSFS, the Surviving Corporation or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts or property otherwise payable or distributable to any Person pursuant to this Agreement such amounts or property (or portions thereof) as WSFS, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment or distribution under the Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Regulatory Authority by WSFS, the Surviving Corporation, or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by WSFS, the Surviving Corporation, or the Exchange Agent, as applicable.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable and customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article 3.

(i) If any WSFS Certificate representing shares of WSFS Common Stock is to be issued in a name other than that in which the Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a WSFS Certificate representing shares of WSFS Common Stock in any name other than that of the registered holder of the Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ALLIANCE

Except as Previously Disclosed, Alliance hereby represents and warrants to WSFS as follows:

4.1	Organization, Standing, and Power.

(a) Status of Alliance. Alliance is a corporation duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Pennsylvania and has the corporate power and authority necessary to carry on its business as now conducted and to own, lease and operate its Assets. Alliance is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such failure to be so qualified or licensed has not had or would not be reasonably expected to have a Material Adverse Effect. Alliance is duly registered with the Board of Governors of the Federal Reserve System as a savings and loan holding company under the Home Owners’ Loan Act of 1933, as amended (“HOLA”). True, complete and correct copies of the articles of incorporation of Alliance and the amended and restated bylaws of Alliance, each as in effect as of the date of this Agreement, have been delivered or made available to WSFS.

(b) Status of Alliance Bank. Alliance Bank is a direct, wholly owned Subsidiary of Alliance, is duly organized, validly existing and in good standing under the Laws of the Commonwealth of Pennsylvania and has the corporate power and authority to own or lease all of its properties and Assets and to conduct its business in the manner in which its business is now being conducted. Alliance Bank is authorized by the Pennsylvania Department of Banking (“PDB”) to engage in the business of banking as a Pennsylvania state savings bank. Alliance Bank is in good standing in each jurisdiction in which its ownership of properties or conduct of business requires such qualification except where failure to be so qualified has not had and would not reasonably be expected to have a Material Adverse Effect. Complete and correct copies of the articles of incorporation and bylaws of Alliance Bank, as currently in effect, have been delivered or made available to WSFS.

4.2	Authority of Alliance; No Breach By Agreement.

(a) Alliance has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the adoption and approval of this Agreement and the Merger by Alliance’s shareholders in accordance with this Agreement and PBCL, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized and approved by all necessary corporate action in respect thereof on the part of Alliance (including, approval of, and a determination by all of the members of the board of directors of Alliance that this Agreement is advisable and in the best interests of Alliance’s shareholders), subject to the approval and adoption of this Agreement by the holders of a majority of the votes cast by all shareholders entitled to vote at the Shareholders’ Meeting as contemplated by Section 7.1. Subject to such requisite shareholder approval, and assuming the due authorization, execution and delivery by WSFS, this Agreement represents a legal, valid, and binding obligation of Alliance, enforceable against Alliance in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) Neither the execution and delivery of this Agreement by Alliance, nor the consummation by Alliance of the transactions contemplated hereby, nor compliance by Alliance with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Alliance’s articles of incorporation or amended and restated bylaws or articles of incorporation, bylaws or other governing instruments of Alliance Bank or any resolution adopted by the board of directors or the shareholders of any Alliance Entity, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Alliance Entity under, any Contract or Permit of any Alliance Entity, or (iii) subject to receipt of the Requisite Regulatory Approvals, constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Alliance Entity or any of their respective material Assets.

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, the PBCL, the Laws of the Commonwealth of Pennsylvania with respect to Alliance Bank, and Consents required from Regulatory Authorities, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Alliance of the Merger and by Alliance Bank of the Bank Merger and the other transactions contemplated in this Agreement.

(d) Alliance Debt. Alliance has no debt that is secured by Alliance Bank Common Stock.

4.3	Capitalization of Alliance.

(a) Ownership. The authorized capital stock of Alliance consists of (i) 50,000,000 shares of Alliance Common Stock, $0.01 par value and (ii) 10,000,000 shares of preferred stock, $0.01. As of the close of business on March 2, 2015, (i) 4,026,699 shares of Alliance Common Stock (excluding treasury shares) were issued and outstanding (including 84,960 shares held by the Alliance RRP) and (ii) 1,447,738 shares of Alliance Common Stock were held by Alliance in its treasury, and (iii) no shares of Alliance preferred stock were issued and outstanding or held by Alliance in its treasury.

(b) All of the issued and outstanding shares of capital stock of Alliance are duly and validly issued and outstanding and are fully paid and nonassessable under the PBCL. None of the outstanding shares of capital stock of Alliance has been issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of the current or past shareholders of Alliance.

(c) Outstanding Stock Rights. There are no (i) existing stock option and other stock-based compensation plans of any kind or any nature with respect to securities of Alliance or Alliance Bank, (ii) outstanding preemptive rights, subscriptions, options, calls, warrants or other rights of any kind or nature to acquire any securities of Alliance, (iii) outstanding securities, instruments or obligations that are or may become convertible into or exchangeable for any securities of Alliance, (iv) Contracts under which Alliance or Alliance Bank are or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any securities of Alliance, (v) shareholder agreements, voting trusts or other agreements, arrangements or understandings to which Alliance or Alliance Bank is a party or of which Alliance is aware, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of Alliance, or (vi) outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholder of Alliance may vote.

(d) No bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Alliance may vote are issued or outstanding. There are no Contracts pursuant to which Alliance or any Alliance Subsidiaries is or could be required to register shares of Alliance’s capital stock or other securities under the Securities Act or to issue, deliver, transfer or sell any shares of capital stock, Equity Rights or other securities of Alliance or any Alliance Subsidiaries. No Alliance Subsidiary owns any capital stock of Alliance.

(e) Alliance Subsidiaries. Alliance does not have any Subsidiaries nor own any equity interests in any other Person other than Alliance Bank, and indirect ownership through its subsidiary Alliance Bank of Alliance Delaware Corp., Alliance Financial and Investment Services LLC, and 908 Hyatt Street LLC.

4.4	Capitalization of Alliance Bank.

(a) Ownership. The authorized capital stock of Alliance Bank consists of 10,000,000 shares of common stock, par value $0.01 per share (the “Alliance Bank Common Stock”), and 5,000,000 shares of preferred stock. As of the date of this Agreement, 100 shares of Alliance Bank Common Stock are outstanding and no shares of Alliance Bank preferred stock are outstanding. No other shares of capital stock of Alliance Bank are issued or outstanding as of the date of this Agreement. All of the outstanding shares of Alliance Bank Common Stock are directly and beneficially owned and held by Alliance.

(b) All of the issued and outstanding shares of capital stock of Alliance Bank are duly and validly issued and outstanding and are fully paid and nonassessable under the PBCL. None of the outstanding shares of capital stock of Alliance Bank has been issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of the current or past shareholders of the Bank.

(c) Outstanding Stock Rights. There are no (i) outstanding preemptive rights, subscriptions, options, calls, warrants or other rights of any kind or nature to acquire any securities of Alliance Bank, (ii) outstanding securities, instruments or obligations that are or may become convertible into or exchangeable for any securities of Alliance Bank, (iii) Contracts under which Alliance or Alliance Bank are or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any securities of Alliance Bank, (iv) shareholder agreements, voting trusts or other agreements, arrangements or understandings to which Alliance or Alliance Bank is a party or of which Alliance is aware, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of Alliance Bank, or (v) outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholder of Alliance Bank may vote.

(d) Bank Subsidiaries. Alliance Bank does not have any Subsidiaries nor own any equity interests in any other Person other than Alliance Delaware Corp., Alliance Financial and Investment Services LLC, and 908 Hyatt Street LLC.

4.5	Alliance Subsidiaries.

(a) Alliance has no Subsidiaries other than Alliance Bank and indirect ownership through its subsidiary Alliance Bank of Alliance Delaware Corp., Alliance Financial and Investment Services LLC, and 908 Hyatt Street LLC. Alliance or Alliance Bank owns all of the issued and outstanding shares of capital stock (or other equity interests) of the Alliance Subsidiaries. No capital stock (or other equity interest) of an Alliance Subsidiary is or may become required to be issued (other than to another Alliance Entity) by reason of any Equity Rights, and there are no Contracts by which an Alliance Subsidiary is bound to issue (other than to another Alliance Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Alliance Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of an Alliance Subsidiary (other than to another Alliance Entity). There are no Contracts relating to the rights of any Alliance Entity to vote or to dispose of any shares of its capital stock (or other equity interests), or any shares of capital stock (or other equity interests) of an Alliance Subsidiary. All of the shares of capital stock (or other equity interests) of each Alliance Subsidiary held by an Alliance Entity are fully paid and nonassessable and are owned by the Alliance Entity free and clear of any Lien. Alliance Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act (the “FDIA”) and applicable regulations thereunder, the deposits in which are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the maximum amount permitted by applicable Law and all premiums and assessments required to be paid in connection therewith have been paid when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of Alliance, threatened. The articles or certificate of incorporation, bylaws, or other governing documents of each Alliance Subsidiary comply with applicable Law.

4.6	Regulatory Reports.

(a) Alliance’s Reports. Alliance has filed on a timely basis, all material forms, filings, registrations, submissions, statements, certifications, reports and documents required to be filed or furnished by it with any Regulatory Authority (other than the SEC), including any and all federal and state banking authorities, and such reports were complete and accurate in all material respects and in compliance in all material respects with the requirements of any applicable Law, since December 31, 2011.

(b) Alliance Bank’s Reports. Since December 31, 2011, Alliance Bank has duly filed with the FDIC, the PDB and any other applicable Regulatory Authorities, as the case may be, all reports, returns, filings, information, data, registrations, submissions, statements, required to be filed under any applicable Law, including any and all federal and state banking authorities, and such reports were complete and accurate in all material respects and in compliance in all material respects with the requirements of any applicable Law.

4.7	SEC Filings; Financial Statements.

(a) Alliance has timely filed and made available to WSFS all SEC Documents required to be filed by Alliance since December 31, 2010 (the “Alliance SEC Reports”). The Alliance SEC Reports (i) at the time filed, furnished or communicated, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws, and (ii) did not, at the time they were filed, furnished or communicated (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof, and in the case of proxy statements, at the date of the relevant meeting or, in the case of prospectuses, on the date of first sale of securities) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Alliance SEC Reports or necessary in order to make the statements in such Alliance SEC Reports, in light of the circumstances under which they were made, not misleading. No executive officer of Alliance has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act and there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Alliance SEC Reports. No Alliance Subsidiary is required to file any SEC Documents.

(b) Each of the Alliance Financial Statements (including, in each case, any related notes) contained in the Alliance SEC Reports, including any Alliance SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto and was prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Alliance and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

(c) Call Reports. The financial statements contained in the Call Reports of Alliance Bank for the periods ended March 31, 2014, June 30, 2014, September 30, 2014, and December 31, 2014 (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (iii) fairly present in all material respects the financial condition of Alliance Bank as of the respective dates set forth therein and the results of operations and shareholders’ equity for the respective periods set forth therein, subject to year-end adjustments. The financial statements contained in the Call Reports of Alliance Bank to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (C) will fairly present in all material respects the financial condition of Alliance Bank as of the respective dates set forth therein and the results of operations and shareholders’ equity of Alliance Bank for the respective periods set forth therein, subject to year-end adjustments.

(d) Systems and Processes. Since December 31, 2011, neither Alliance nor, to Alliance’s Knowledge, any employee, auditor, accountant or representative of any Alliance Entity has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the adequacy of such systems and processes or the accuracy or integrity of the Alliance Financial Statements. To Alliance’s Knowledge, there has been no instance of fraud by any Alliance Entity, whether or not material, that occurred during any period covered by the Alliance Financial Statements.

(e) Records. The records, systems, controls, data and information of Alliance and the Alliance Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Alliance or the Alliance Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Alliance. Alliance (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure the reliability of the Alliance Financial Statements and to ensure that material information relating to Alliance, including Alliance Subsidiaries, is made known to the chief executive officer and the chief financial officer of Alliance by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Alliance’s outside auditors and the audit committee of Alliance’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Alliance’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Alliance, any fraud, whether or not material, that involves management or other employees who have a significant role in Alliance’s internal controls over financial reporting. To the knowledge of Alliance, there is no reason to believe that Alliance’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due, if required.

(f) Auditor Independence. The independent registered public accounting firm engaged to express its opinion with respect to the Alliance Financial Statements included in the Alliance SEC Documents is, and has been throughout the periods covered thereby, “independent” within the meaning of Rule 2-01 of Regulation S-X. As of the date hereof, BDO USA, LLP has not resigned or been dismissed as a result of or in connection with any disagreements with Alliance on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.8	Absence of Undisclosed Liabilities.

No Alliance Entity has incurred any Liability, except for Liabilities (i) incurred in the Ordinary Course since December 31, 2013, (ii) incurred in connection with this Agreement and the transactions contemplated hereby, (iii) that are accrued or reserved against in the consolidated statement of financial condition of Alliance as of September 30, 2014 included in the Alliance Financial Statements at and for the period ended September 30, 2014, or (iv) that are not reasonably likely to have a Material Adverse Effect on Alliance.

4.9	Absence of Certain Changes or Events.

(a) Since December 31, 2013, no events have occurred that have had or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Alliance.

(b) Since December 31, 2013, except with respect to this Agreement and the transactions contemplated hereby, Alliance and its Subsidiaries have carried on their respective businesses only in the ordinary and usual course of business consistent with their past practices.

4.10	Tax Matters.

(a) All Alliance Entities have timely filed with the appropriate Taxing authorities all material Tax Returns in all jurisdictions in which such Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of the Alliance Entities is the beneficiary of any extension of time within which to file any Tax Return (other than any extensions to file Tax Returns obtained in the ordinary course). All material Taxes of the Alliance Entities (whether or not shown on any Tax Return) that are due have been fully and timely paid. There are no Liens for any material amount of Taxes (other than a Lien for Taxes not yet due and payable or which are being contested in appropriate proceedings) on any of the Assets of any of the Alliance Entities. No claim has ever been made in writing by an authority in a jurisdiction where any Alliance Entity does not file a Tax Return that such Alliance Entity may be subject to Taxes by that jurisdiction.

(b) None of the Alliance Entities has received any written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits or examinations regarding any Taxes of any Alliance Entity or the Assets of any Alliance Entity. None of the Alliance Entities has waived any statute of limitations in respect of any Taxes.

(c) Each Alliance Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Internal Revenue Code or similar provisions under foreign Law.

(d) The unpaid Taxes of each Alliance Entity (i) did not, as of the most recent month end, materially exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Alliance Entity and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Alliance Entities in filing their Tax Returns.

(e) None of the Alliance Entities is a party to any Tax indemnity, allocation or sharing agreement (other than any agreement solely between the Alliance Entities and other than any customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes) and none of the Alliance Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Alliance) or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law (other than the other members of the consolidated group of which Alliance is parent), or as a transferee or successor.

(f) Since December 31, 2012, none of the Alliance Entities was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Internal Revenue Code.

(g) None of the Alliance Entities will be required to include after the Closing any material adjustment in taxable income pursuant to Section 481 of the Internal Revenue Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. None of the Alliance Entities have participated in any “reportable transactions” within the meaning of Treasury Regulation Section 1.6011-4.

4.11	Assets.

Each Alliance Entity has good and marketable title to those Assets reflected in the latest Alliance Financial Statements as being owned by such Alliance Entity or acquired after the date thereof (except Assets sold or otherwise disposed of since the date thereof in the Ordinary Course), free and clear of all Liens, except (a) statutory Liens securing payments not yet due, (b) Liens for real property Taxes not yet due and payable,

(c) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (d) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Liens”). Alliance is the fee simple owner of all owned real property and the lessee of all leasehold estates each as reflected in the latest Alliance Financial Statements, free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be owned or leased thereunder, as applicable, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of Alliance, the lessor. There are no pending or, to the Knowledge of Alliance, threatened condemnation or eminent domain proceedings against any real property that is owned or leased by Alliance. Alliance and its Subsidiaries own or lease all properties as are necessary to their operations as now conducted and no person has any option or right to acquire or purchase any ownership interest in the owned real property, or any portion thereof.

4.12	Intellectual Property; Privacy.

(a) Each Alliance Entity owns or has a valid license to use all of the Intellectual Property necessary to carry on the business of such Alliance Entity, including sufficient rights in each copy possessed by each Alliance Entity. Each Alliance Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Alliance Entity in connection with such Alliance Entity’s business operations, and such Alliance Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Alliance Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of Alliance threatened, which challenge the rights of any Alliance Entity with respect to Intellectual Property used, sold or licensed by such Alliance Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the business of the Alliance Entities does not infringe any Intellectual Property of any other person. The validity, continuation and effectiveness of all licenses and other agreements relating to Intellectual Property used by any Alliance Entity in the course of its business and the current terms thereof will not be affected by the transactions contemplated by this Agreement, the use of the “Alliance Bank” trademark will be transferred to WSFS in connection with the transactions contemplated by this Agreement and after the Effective Time, no Person besides WSFS shall have right and title to the “Alliance Bank” trademark and trade name.

(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Alliance: (i) the computer, information technology and data processing systems, facilities and services used by Alliance and each of its Subsidiaries, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Systems”), are reasonably sufficient for the conduct of the respective businesses of Alliance and such Subsidiaries as currently conducted; and (ii) the Systems are in good working condition, ordinary wear and tear excepted, to effectively perform all computing, information technology and data processing operations necessary for the operation of the respective businesses of Alliance and each of its Subsidiaries as currently conducted. To Alliance’s knowledge, no third party has gained unauthorized access to any Systems owned or controlled by Alliance or any of its Subsidiaries, and Alliance and each of its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the Systems are secure from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Alliance and each of its Subsidiaries has implemented backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards for a community bank, and sufficient to reasonably maintain the operation of the respective businesses of Alliance and each of its Subsidiaries in all material respects.

(c) Alliance and each of its Subsidiaries has (i) complied in all material respects with its published privacy policies and internal privacy policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To Alliance’s knowledge, there has been no loss, damage, or unauthorized access, use, modification, or other misuse of any such information by Alliance, any of its Subsidiaries or any other person.

4.13	Environmental Matters.

(a) Each Alliance Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance, in all material respects, with all Environmental Laws.

(b) There is no Litigation pending or, to the Knowledge of Alliance, threatened before any court, governmental agency, or authority or other forum in which any Alliance Entity or any of its Operating Properties or Participation Facilities (or Alliance in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Alliance Entity or any of its Operating Properties or Participation Facilities, nor, to the Knowledge of Alliance, is there any reasonable basis for any Litigation of a type described in this sentence.

4.14	Compliance with Laws.

(a) Each Alliance Entity has, and since December 31, 2011 has had, in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted and there has occurred no Default under any such Permit. None of the Alliance Entities:

(i) is in Default under any of the provisions of its articles of incorporation or bylaws (or other governing instruments);

(ii) is in material Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business; or

(iii) since December 31, 2011, has received any written notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Alliance Entity is not in compliance with any Laws or Orders, or (ii) requiring any Alliance Entity to enter into or consent to the issuance of a cease and desist order, injunction formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business.

(b) Alliance and each Alliance Entity is in compliance in all material respects with all applicable Laws, regulatory capital requirements, or Orders to which they or their properties or assets may be subject, including, but not limited to, the Securities Laws, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, applicable Laws of the Federal Reserve, the FDIC and the PDB, all laws related to data protection or privacy, any applicable state, federal or self-regulatory organization, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, all other applicable fair lending and fair housing Laws or other Laws relating to discrimination (including, without limitation, anti-redlining, equal credit opportunity and fair credit reporting), Fair Debt Collections Practices Act, the Electronic Funds Transfer Act, the truth-in-lending, real estate settlement procedures or consumer credit (including, without limitation, the Consumer Credit Protection Act, the Truth-in-Lending Act and Regulation Z, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act of 1974 and Regulation X, and the Equal Credit Opportunity Act and Regulation B, and applicable regulations thereunder), Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act and

all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Neither Alliance nor any Alliance Entity has received any written communication from any Regulatory Authority asserting that any Alliance Entity is not in compliance in any material respect with any Law.

4.15	Community Reinvestment Act Compliance.

Alliance Bank is an “insured depositary institution” as defined in the FDIA and applicable regulations thereunder, is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” in its most recently completed examination, and Alliance has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in Alliance Bank having its current rating lowered.

4.16	Foreign Corrupt Practices.

No Alliance Entity, or, to the Knowledge of Alliance, any director, officer, agent, employee or other Person acting on behalf of an Alliance Entity has, in the course of its actions for, or on behalf of, any Alliance Entity (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, (iv) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment; (v) violated or is in violation of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of any jurisdiction, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving any Alliance Entity with respect to the Money Laundering Laws is pending or, to the best knowledge of Alliance, threatened; or (vi) engaged in any business activity required to be disclosed in the Alliance SEC Reports pursuant to Section 13(r) of the Exchange Act, or the regulations or polices of the SEC thereunder.

4.17	Labor Relations.

(a) No Alliance Entity is the subject of any Litigation asserting that it or any other Alliance Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Alliance Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Alliance Entity party to or currently negotiating any collective bargaining agreement or subject to any bargaining order, injunction or other Order relating to Alliance’s relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout or other job action or labor dispute involving any Alliance Entity pending or threatened and there have been no such actions or disputes since December 31, 2011. To the Knowledge of Alliance, since December 31, 2011, there has not been any attempt by any Alliance Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Alliance Entity.

(b) The Alliance Entities have no “leased employees” within the meaning of Internal Revenue Code § 414(n).

(c) The Alliance Entities have, or will have no later than the Closing Date, paid all accrued salaries, bonuses, commissions, and other wages due to be paid through the Closing Date. Each of the Alliance Entities is and at all times has been in material compliance with all Law governing the employment of labor and the withholding of taxes, including but not limited to, all contractual commitments and all such Laws relating to wages, hours, affirmative action, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or Social Security taxes and similar taxes. None of the Alliance Entities are, and in the last three years have been, a government contractor.

(d) All of the Alliance Entities’ employees are employed in the United States and are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

4.18	Employee Benefit Plans.

(a) Alliance has made available to WSFS prior to the execution of this Agreement, true and correct copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Alliance Entity or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or with respect to which Alliance or any ERISA Affiliate has or may have any obligation or Liability (collectively, the “Alliance Benefit Plans”). Any of the Alliance Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as an “Alliance ERISA Plan.” Section 4.18(a) of Alliance’s Disclosure Memorandum has a complete and accurate list of all Alliance Benefit Plans. No Alliance Benefit Plan is subject to any Laws other than those of the United States or any state, county, or municipality in the United States.

(b) Alliance has made available to WSFS prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Alliance Benefit Plans, (ii) all determination letters, opinion letters, information letters or advisory opinions issued by the United States Internal Revenue Service (“IRS”), the United States Department of Labor (“DOL”) or the Pension Benefit Guaranty Corporation (“PBGC”) during this calendar year or any of the preceding three calendar years, (iii) annual reports or returns, audited or unaudited financial statements, actuarial reports and valuations prepared for any Alliance Benefit Plan for the current plan year and the preceding plan year, (iv) the most recent summary plan descriptions and any material modifications thereto, (v) any correspondence with the DOL, IRS, PBGC, or any other governmental entity regarding an Alliance Benefit Plan since January 1, 2012, and (vi) all actuarial valuations of Alliance Benefit Plans.

(c) Each Alliance Benefit Plan is and has been maintained in material compliance with the terms of such Alliance Benefit Plan, and in material compliance with the applicable requirements of the Internal Revenue Code, ERISA, and any other applicable Laws. No Alliance Benefit Plan is required to be amended within the ninety-day period beginning on the Closing Date in order to continue to comply with the current requirements of ERISA, the Internal Revenue Code, and other applicable Law. Each Alliance Benefit Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code is so qualified and has received a favorable determination letter, or for a prototype plan, opinion letter, from the IRS that is still in effect and applies to the Alliance Benefit Plan and on which such Alliance Benefit Plan is entitled to rely. Nothing has occurred and no circumstance exists that could adversely affect the qualified status of such Alliance Benefit Plan. The treatment of the Alliance Stock Options as required under Section 2.4 of this Agreement is permitted by the terms of the applicable plan.

(d) There are no threatened or pending claims or disputes under the terms of, or in connection with, the Alliance Benefit Plans other than claims for benefits in the Ordinary Course, and no action, proceeding, prosecution, inquiry, hearing or investigation has been commenced with respect to any Alliance Benefit Plan.

(e) No “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Internal Revenue Code Section 4975(e)(2)) of any Alliance Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Internal Revenue Code Section 4975(c) or ERISA Section 406).

(f) Neither Alliance nor any ERISA Affiliate has at any time been a party to or maintained, sponsored, contributed to or has been obligated to contribute to, or had any liability with respect to (i) any plan subject to Title IV of ERISA, including a “multiemployer plan” (as defined in ERISA Section 3(37) and 4001(a)(3)); (ii) a “multiple employer plan” (within the meaning of ERISA or the Internal Revenue Code); (iii) a self-funded health or welfare benefit plan; (iv) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Internal Revenue Code); or (v) an arrangement that is not either exempt from, or in compliance with, Section 409A of the Internal Revenue Code or that provides for indemnification for or gross-up of any taxes thereunder. Alliance has made available to WSFS prior to the execution of this Agreement a true and complete copy of the most recently available actuarial valuation and the most recent statement of assets for each of the Alliance Benefit Plans that is subject to Title IV of ERISA. Each of the Alliance Benefit Plans that is subject to Title IV of ERISA is fully funded on a termination basis and can be terminated immediately after Closing without the need for any additional funding or other costs.

(g) No Alliance Entity has any Liability or obligation to provide postretirement medical or life insurance benefits to any Alliance Entity’s employees or former employees, officers, or directors, or any dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation Laws and for which the covered individual pays the full cost of coverage. There are no restrictions on the rights of each Alliance Entity to amend or terminate any Alliance Benefit Plan that is a retiree health or benefit plan and such termination will not result in any Liability thereunder. No Tax under Internal Revenue Code Sections 4980B or 5000 has been incurred with respect to any Alliance Benefit Plan and no circumstance exists which could give rise to such Tax.

(h) All contributions required to be made to any Alliance Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Alliance Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Alliance.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of any Alliance Entity, or result in any (a) requirement to fund any benefits or set aside benefits in a trust (including a rabbi trust) or (b) limitation on the right of any Alliance Entity to amend, merge, terminate or receive a reversion of assets from any Alliance Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Alliance Entities in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code. Section 4.18(i) of Alliance’s Disclosure Memorandum sets forth accurate calculations with respect to each individual who has a contractual right to severance pay based upon the assumptions set forth therein triggered by a change in control and the amounts potentially payable to each such individual in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) or as a result of a termination of employment or service, taking into account any contractual provisions relating to Section 280G of the Internal Revenue Code. No Alliance Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Internal Revenue Code, or otherwise.

(j) No “reportable event” (as described in ERISA Section 4043(c) and the regulations thereunder and determined without regard to whether the PBGC has waived the requirement to report the occurrence of such event) has occurred with respect to any such Employee Benefit Plan.

(k) Without limiting the generality of any other representation contained herein, there exists no lien against any of the Assets arising under ERISA Sections 302(f) or 4068(a) or Internal Revenue Code Section 412(n).

4.19	Material Contracts.

Except as otherwise reflected in the Alliance Financial Statements and the Alliance SEC Reports, none of the Alliance Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, any contract, arrangement, commitment or understanding (whether written or oral), (i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) that contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of any line of business by Alliance or any of its Subsidiaries or upon consummation of the Merger will restrict the ability of the Surviving Corporation or any of its Subsidiaries to engage in any line of business that is material to Alliance and its Subsidiaries, taken as a whole, (iii) with or to a labor union or guild (including any collective bargaining agreement) or (iv) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Alliance or its Subsidiaries, taken as a whole. Each contract, arrangement, commitment or understanding of the type described in this Section 4.19, whether or not set forth in the Alliance Disclosure Memorandum together with all Contracts referred to in Section 4.12 and Section 4.18(a), are referred to herein as the “Alliance Contracts.” With respect to each Alliance Contract: (i) the Contract is valid and binding on Alliance or an Alliance Subsidiary and is in full force and effect and is enforceable in accordance with its terms; (ii) no Alliance Entity is in material Default thereunder; (iii) no Alliance Entity has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Alliance, in Default in any material respect or has repudiated or waived any material provision thereunder. All of the Alliance Contracts have been Previously Disclosed. All of the indebtedness of any Alliance Entity for money borrowed is prepayable at any time by such Alliance Entity without penalty or premium.

4.20	Agreements with Regulatory Authorities.

Neither Alliance nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2011, a recipient of any supervisory letter from, or since January 1, 2011, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in Alliance’s Disclosure Memorandum, an “Alliance Regulatory Agreement”), nor has Alliance or any of its Subsidiaries been advised in writing or, to Alliance’s knowledge, orally, since January 1, 2011, by any Regulatory Authority that it is considering issuing, initiating, ordering, or requesting any such Alliance Regulatory Agreement.

4.21	Investment Securities.

(a) Each of Alliance and its Subsidiaries has good title in all material respects to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Alliance SEC Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Alliance or its Subsidiaries. Such securities are valued on the books of Alliance in accordance with GAAP in all material respects.

(b) Alliance and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Alliance believes are prudent and reasonable in the context of their respective businesses, and Alliance and its Subsidiaries have, since January 1, 2011, been in compliance with such policies, practices and procedures in all material respects.

4.22	Derivative Instruments and Transactions.

All Derivative Transactions (as defined below) whether entered into for the account of any Alliance Entity or for the account of a customer of any Alliance Entity (a) were entered into in the Ordinary Course and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Regulatory Authorities, (b) are legal, valid and binding obligations of the Alliance Entity party thereto and, to the Knowledge of Alliance, each of the counterparties thereto, and (c) are legal, valid and binding obligations of Alliance or an Alliance Subsidiary and are in full force and effect and enforceable in accordance with their terms. Alliance or its Subsidiaries and, to the Knowledge of Alliance, the counterparties to all such Derivative Transactions, have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To the Knowledge of Alliance, there are no material breaches, violations or Defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position of Alliance and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of Alliance and such Subsidiaries in accordance with GAAP. For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

4.23	Legal Proceedings.

(a) Neither Alliance nor any of its Subsidiaries is a party to any, and there are no pending or, to Alliance’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Alliance or any of its Subsidiaries.

(b) There is no Order or regulatory restriction imposed upon Alliance, any of its Subsidiaries or the assets of Alliance or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any to its Affiliates).

4.24	Statements True and Correct.

(a) None of the information supplied or to be supplied by any Alliance Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Registration Statement to be filed by WSFS with the SEC will, when supplied or when the Registration Statement becomes effective (or when incorporated by reference), be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. The portions of the Registration Statement and the Proxy Statement relating to Alliance and its Subsidiaries and other portions within the reasonable control of Alliance and its Subsidiaries will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(b) None of the information supplied or to be supplied by any Alliance Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Proxy Statement, and any other documents to be filed by an Alliance Entity or any Affiliate thereof with any Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such information is supplied and such documents are filed (or when incorporated by reference), and with respect to the Proxy Statement, when first mailed to the shareholders of Alliance, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders’

Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting.

4.25	State Takeover Statutes and Takeover Provisions.

Alliance has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of the PBCL and any successor thereto (collectively, “Takeover Laws”). No Alliance Entity is the beneficial owner (directly or indirectly) of more than 10% of the outstanding capital stock of WSFS entitled to vote in the election of WSFS’s directors. Holders of Alliance Common Stock do not have any dissenters’ rights with respect to the Merger under PBCL.

4.26	Opinion of Financial Advisor.

Alliance has received the opinion of Keefe, Bruyette & Woods, Inc., which, if initially rendered verbally has been confirmed by a written opinion, dated the date of this Agreement, to the effect that, as of the date of the opinion, the consideration to be paid to the holders of Alliance Common Stock in the Merger is fair, from a financial point of view, to such holders. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.27	Tax and Regulatory Matters.

No Alliance Entity or, to the Knowledge of Alliance, any Affiliate thereof has taken or agreed to take any action, and Alliance does not have any Knowledge of any agreement, plan or other circumstance, that is reasonably likely to (a) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or (b) materially impede or delay receipt of any of the Requisite Regulatory Approvals.

4.28	Loan Matters.

(a) Neither Alliance nor any of its Subsidiaries is a party to any written or oral Loan in which Alliance or any Alliance Subsidiary is a creditor which as of December 31, 2014, had an outstanding balance of $100,000 or more and under the terms of which the obligor was, as of December 31, 2014, over 90 days delinquent in payment of principal or interest. Except as such disclosure may be limited by any applicable Law, Section 4.28(a) of the Alliance Disclosure Memorandum sets forth a true, correct and complete list of all of the Loans of Alliance and its Subsidiaries that, as of December 31, 2014 had an outstanding balance of $100,000 or more and were classified by Alliance as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date.

(b) Each Loan currently outstanding, (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by an Alliance Entity and are complete and correct in all material respects.

(c) Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, Alliance’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.

(d) None of the Contracts pursuant to which any Alliance Entity has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) (i) Section 4.28(d) of Alliance’s Disclosure Memorandum sets forth a list of all Loans as of the date hereof by Alliance to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of any Alliance Entity, (ii) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O and (iii) all such Loans are and were originated in compliance in all material respects with all applicable Laws.

(f) Neither Alliance nor any of its Subsidiaries is now nor has it ever been since December 31, 2011, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

4.29	Deposits.

All of the deposits held by Alliance Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (a) all applicable policies, practices and procedures of Alliance Bank, and (b) all applicable Laws, including anti-money laundering, anti-terrorism, or embargoed persons requirements. All of the deposits held by Alliance Bank are insured to the maximum limit set by the FDIC and the FDIC premium and all assessments have been fully paid, and no proceedings for the termination or revocation of such insurance are pending, or, to the Knowledge of the Company, threatened.

4.30	Allowance for Loan and Lease Losses.

The allowance for loan and lease losses (“ALLL”) reflected in the Alliance Financial Statements was adequate based upon Alliance Bank’s past business practices to provide for possible or specific or general losses, net of recoveries relating to loans previously charged off, on Loans outstanding and is maintained in accordance with GAAP as of the applicable dates of the Alliance Financial Statements.

4.31	Insurance.

Alliance Entities are insured with reputable insurers against such risks and in such amounts as the management of Alliance reasonably has determined to be prudent and consistent with industry practice. Section 4.31 of Alliance’s Disclosure Memorandum contains a true, correct and complete list and a brief description (including the name of the insurer, agent, coverage and the expiration date) of all material insurance policies in force on the date hereof with respect to the business and assets of the Alliance Entities, true, correct and complete copies of which policies have been made available to WSFS prior to the date hereof. The Alliance Entities are in material compliance with their insurance policies and are not in Default under any of the material terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Alliance Entities, Alliance or Alliance Bank is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all material claims thereunder have been filed in due and timely fashion. To Alliance’s Knowledge, no Alliance Entity has received any written notice of cancellation or non-renewal of any such policies, nor, to Alliance’s Knowledge, is the termination of any such policies threatened.

4.32	OFAC.

None of Alliance, any Alliance Entity or, to the knowledge of Alliance, any director, officer, agent, employee, affiliate or other Person acting on behalf of any Alliance Entity is (a) a Person currently the subject of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), or by the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”) or (b) located, organized or resident in a country or territory that is the subject of Sanctions.

4.33	Brokers and Finders.

Except for Keefe, Bruyette & Woods, Inc., neither Alliance nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by Alliance, Alliance agrees to indemnify and hold WSFS harmless of and from any Liability in respect of any such claim.

4.34	Transactions with Affiliates.

There are no Contracts, plans, arrangements or other transactions between any Alliance Entity, on the one hand, and (a) any officer or director of any Alliance Entity, or (b) to Alliance’s Knowledge, any (i) record or beneficial owner of five percent or more of the voting securities of Alliance, (ii) Affiliate or immediate family member of any such officer, director or record or beneficial owner or (iii) any other Affiliate of Alliance, on the other hand, except those of a type available to employees of Alliance generally.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF WSFS

Except as Previously Disclosed, WSFS hereby represents and warrants to Alliance as follows:

5.1	The Standard.

No representation or warranty of WSFS contained in Article 5 shall be deemed untrue or incorrect, and WSFS shall not be deemed to have breached a representation or warranty, in any case as a consequence or result of the existence or absence of any fact, circumstance, change or event unless such fact, circumstance, change or event, individually or taken together with all other facts, circumstances, changes or events inconsistent with any representation or warranty contained in Article 5 has had or is reasonably likely to have a Material Adverse Effect on WSFS.

5.2	Organization, Standing, and Power.

WSFS is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. WSFS is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed.

5.3	Authority; No Breach By Agreement.

(a) WSFS has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of WSFS. Assuming the due authorization, execution and delivery by Alliance, this Agreement represents a legal, valid, and binding obligation of WSFS, enforceable against WSFS in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) Neither the execution and delivery of this Agreement by WSFS, nor the consummation by WSFS of the transactions contemplated hereby, nor compliance by WSFS with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of WSFS’s certificate of incorporation or bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any WSFS Entity under, any Contract or Permit of any WSFS Entity, or (iii) subject to receipt of the Requisite Regulatory Approvals, constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any WSFS Entity or any of their respective material Assets.

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, the rules of NASDAQ, the DGCL, the Laws of the United States of America with respect to WSFS Bank, and Consents required from Regulatory Authorities, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by WSFS of the Merger and by WSFS Bank of the Bank Merger the other transactions contemplated in this Agreement. As of the date hereof, WSFS is not aware of any reason why the Consent of any Regulatory Authority necessary for the consummation of the Merger and the Bank Merger will not be received.

5.4	Capital Stock.

(a) The authorized capital stock of WSFS consists of (i) 20,000,000 shares of WSFS Common Stock, of which 9,402,567 shares are issued and outstanding as of February 20, 2015, and (ii) 7,500,000 shares of preferred stock of WSFS, of which zero shares are issued and outstanding as of February 20, 2015. As of February 20, 2015, no more than 702,960 shares of WSFS Common Stock are subject to WSFS Options or other Equity Rights in respect of WSFS Common Stock, and no more than 366,412 shares of WSFS Common Stock were reserved for future grants under the WSFS Stock Plans. Upon any issuance of any shares of WSFS Common Stock in accordance with the terms of the WSFS Stock Plans, such shares will be duly and validly issued and fully paid and nonassessable.

(b) All of the issued and outstanding shares of WSFS Capital Stock are, and all of the shares of WSFS Common Stock to be issued in exchange for shares of Alliance Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the DGCL. None of the shares of WSFS Common Stock to be issued in exchange for shares of Alliance Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of WSFS.

(c) Except as set forth in Section 5.4(a), as of February 20, 2015, there are no shares of capital stock or other equity securities of WSFS outstanding and no outstanding Equity Rights relating to the capital stock of WSFS. No WSFS Subsidiary owns any capital stock of Alliance.

5.5	SEC Filings; Financial Statements.

(a) WSFS has timely filed and made available to Alliance all SEC Documents required to be filed by WSFS since December 31, 2011 (the “WSFS SEC Reports”). The WSFS SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof, and in the case of proxy statements, at the date of the relevant meeting) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such WSFS SEC Reports or necessary in order to make the statements in such WSFS SEC Reports, in light of the circumstances under which they were made, not misleading. Except for WSFS Subsidiaries that are registered as a broker, dealer, or investment adviser, no WSFS Subsidiary is required to file any SEC Documents.

(b) Each of the WSFS Financial Statements (including, in each case, any related notes) contained in the WSFS SEC Reports, including any WSFS SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of WSFS and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

(c) Systems and Processes. Since December 31, 2011, neither WSFS nor, to WSFS’s Knowledge, any employee, auditor, accountant or representative of any WSFS Subsidiary has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the adequacy of such systems and processes or the accuracy or integrity of the WSFS Financial Statements. To WSFS’s Knowledge, there has been no instance of fraud by any WSFS Entity, whether or not material, that occurred during any period covered by the WSFS Financial Statements.

(d) Records. The records, systems, controls, data and information of WSFS and the WSFS Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of WSFS or the WSFS Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on WSFS. WSFS (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to WSFS, including WSFS Subsidiaries, is made known to the chief executive officer and the chief financial officer of WSFS by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to WSFS’s outside auditors and the audit committee of WSFS’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect WSFS’s ability to record, process, summarize and report financial information, and (y) to the knowledge of WSFS, any fraud, whether or not material, that involves management or other employees who have a significant role in WSFS’s internal controls over financial reporting. To the knowledge of WSFS, there is no reason to believe that WSFS’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due, if required.

(e) Auditor Independence. The independent registered public accounting firm engaged to express its opinion with respect to the WSFS Financial Statements included in the WSFS SEC Documents is, and has been throughout the periods covered thereby, “independent” within the meaning of Rule 2-01 of Regulation S-X. As of the date hereof, KPMG LLP has not resigned or been dismissed as a result of or in connection with any disagreements with WSFS on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

5.6	Absence of Undisclosed Liabilities.

No WSFS Entity has incurred any Liability, except (i) such Liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2013, (ii) in connection with this Agreement and the transactions contemplated hereby, (iii) such Liabilities that are accrued or reserved against in the consolidated balance sheets of WSFS as of September 30, 2014, included in the WSFS Financial Statements delivered or filed prior to the date of this Agreement, or (iv) as is not reasonably likely to have a Material Adverse Effect on WSFS.

5.7	Absence of Certain Changes or Events.

Since December 31, 2013, no events have occurred that have had or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on WSFS.

5.8	Tax Matters.

(a) The WSFS Entities have timely filed with the appropriate Taxing authorities all material Tax Returns in all jurisdictions in which such Tax Returns are required to be filed and such Tax Returns are correct and complete in all material respects. The WSFS Entities are not the beneficiary of any extension of time within which to file any Tax Return (other than any extensions to file Tax Returns obtained in the ordinary course). All material Taxes of the WSFS Entities (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any material amount of Taxes (other than a Lien for Taxes not yet due and payable or for which are being contested in appropriate proceedings) on any of the Assets of the WSFS Entities. No claim has ever been made in writing by an authority in a jurisdiction where any WSFS Entity does not file a Tax Return that such WSFS Entity may be subject to Taxes by that jurisdiction.

(b) None of the WSFS Entities has received any written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits or examinations regarding any Taxes of any WSFS Entity. None of the WSFS Entities has waived any statute of limitations in respect of any Taxes.

(c) Each WSFS Entity has complied in all material respects with all applicable Laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Internal Revenue Code or similar provisions under foreign Law.

5.9	Compliance with Laws.

(a) WSFS is duly registered as a bank holding company under the BHC Act. Each WSFS Entity has in effect all Permits necessary for it to own, lease or operate its material Assets and to carry on its business as now conducted and there has occurred no Default under any such Permit. None of the WSFS Entities:

(i) is in Default under its certificate of incorporation or bylaws (or other governing instruments); or

(ii) is in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business; or

(iii) since December 31, 2011, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any WSFS Entity is not in compliance with any Laws or Orders, or (ii) requiring any WSFS Entity to enter into or consent to the issuance of a cease and desist order, injunction, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business.

(b) WSFS and each WSFS Entity is in compliance in all material respects with all applicable Laws, regulatory capital requirements, or Orders to which they or their properties or assets may be subject, including, but not limited to, the Securities Laws, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, applicable Laws of the Federal Reserve, the FDIC and the OCC, all laws related to data protection or privacy, any applicable state, federal or self-regulatory organization, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, all other applicable fair lending and fair housing Laws or other Laws relating to discrimination (including, without limitation, anti-redlining, equal credit opportunity and fair credit reporting), Fair Debt Collections Practices Act, the Electronic Funds Transfer Act, the truth-in-lending, real estate settlement procedures or consumer credit (including, without limitation, the Consumer Credit Protection Act, the Truth-in-Lending Act and Regulation Z, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act of 1974 and Regulation X, and the Equal Credit Opportunity Act and Regulation B, and applicable regulations thereunder), Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Neither WSFS nor any WSFS Entity has received any written communication from any Regulatory Authority asserting that any WSFS Entity is not in compliance in any material respect with any Law.

5.10	Legal Proceedings.

There is no Litigation instituted or pending, or, to the Knowledge of WSFS, threatened against any WSFS Entity, or against any director, employee or employee benefit plan of any WSFS Entity, or against any Asset, interest, or right of any of them, nor are there any Orders outstanding against any WSFS Entity.

5.11	Reports.

Since December 31, 2011, each WSFS Entity has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (other than the SEC). As of its respective date, each such report and document was in compliance in all material respects with the requirements of any applicable Law and did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein not misleading.

5.12	Statements True and Correct.

(a) None of the information supplied or to be supplied by any WSFS Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Registration Statement to be filed by WSFS with the SEC, will, when the Registration Statement becomes effective (or when incorporated by reference), be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. The portions of the Registration Statement and the Proxy Statement relating to WSFS and its Subsidiaries and other portions within the reasonable control of WSFS and its Subsidiaries will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(b) None of the information supplied or to be supplied by any WSFS Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Proxy Statement to be mailed to Alliance’s shareholders in connection with the Shareholders’ Meeting, and any other documents to be filed by any WSFS Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Alliance, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact, in light of the circumstances under which they were made, necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting.

5.13	Tax and Regulatory Matters.

No WSFS Entity or, to the Knowledge of WSFS, any Affiliate thereof has taken or agreed to take any action, and WSFS does not have any Knowledge of any agreement, plan or other circumstance, that is reasonably likely to (i) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any of the Requisite Regulatory Approvals.

5.14	Ownership of Alliance Common Stock.

Neither WSFS nor any WSFS Subsidiary (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of Alliance.

5.15	Brokers and Finders.

Except for Boenning & Scattergood, Inc., WSFS represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by WSFS, WSFS agrees to indemnify and hold Alliance harmless of and from any Liability in respect of any such claim.

ARTICLE 6

CONDUCT OF BUSINESS PENDING CONSUMMATION

6.1	Affirmative Covenants of Alliance.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of WSFS shall have been obtained, and except as otherwise expressly contemplated herein or as set forth in Section 6.1 of Alliance’s Disclosure Memorandum, Alliance shall, and shall cause each of its Subsidiaries to, (a) operate its business only in the usual, regular, and Ordinary Course, consistent with past practice, (b) use its reasonable best efforts to (i) preserve intact its business (including its organization, Assets, goodwill and insurance coverage), and (ii) maintain its rights, authorizations, franchises, advantageous business relationships with customers, vendors, strategic partners, suppliers, distributors and others doing business with it, and the services of its executive officers and key employees, and (c) take no action which would reasonably be expected to impede or materially delay (i) the receipt of any approvals of any Regulatory Authority required to consummate the transactions contemplated by this Agreement or (ii) the consummation of the transactions contemplated by this Agreement.

6.2	Negative Covenants of Alliance.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of WSFS shall have been obtained (which consent will not be unreasonably withheld, conditioned or delayed), and except as otherwise expressly contemplated herein or as set forth in Section 6.2 of Alliance’s Disclosure Memorandum, Alliance covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

(a) amend the certificate of incorporation, bylaws or other governing instruments of any Alliance Entity;

(b) incur, assume, guarantee, endorse or otherwise as an accommodation become responsible for any additional debt obligation or other obligation for borrowed money (other than indebtedness of Alliance to Alliance Bank or of Alliance Bank to Alliance or indebtedness incurred in the Ordinary Course);

(c) repurchase, redeem, or otherwise acquire or exchange (other than in accordance with the terms of this Agreement or the vesting of restricted stock awards), directly or indirectly, any shares, or any securities convertible into or exchangeable or exercisable for any shares, of the capital stock of any Alliance Entity, or make, declare, pay or set aside for payment any dividend or set any record date for or declare or make any other distribution in respect of Alliance’s capital stock or other equity interests (except for regular quarterly cash dividends by Alliance a rate not in excess of $0.06 per share of Alliance Common Stock);

(d) issue, sell, pledge, dispose of, encumber, authorize or propose the issuance of, enter into any Contract to issue, sell, pledge, dispose of, encumber, or authorize or propose the issuance of, or otherwise permit to become outstanding, any additional shares of Alliance Common Stock or any other capital stock of any Alliance Entity, or any stock appreciation rights, or any option, warrant, or other Equity Right;

(e) directly or indirectly adjust, split, combine or reclassify any capital stock or other equity interest of any Alliance Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Alliance Common Stock, or sell, transfer, lease, mortgage, permit any Lien, or otherwise dispose of, discontinue or otherwise encumber (i) any shares of capital stock or other equity interests of any Alliance Entity (unless any such shares of capital stock or other equity interests are sold or otherwise transferred to Alliance or Alliance Bank) or (ii) any Asset other than pursuant to Contracts in force at the date of the Agreement or sales of investment securities in the Ordinary Course;

(f) (i) except for purchases of investment securities in the Ordinary Course, purchase any securities or make any acquisition of or investment in, either by purchase of stock or other securities or equity interests, contributions to capital, Asset transfers, purchase of any Assets (including any investments or commitments to invest in real estate or any real estate development project) or other business combination, or by formation of any joint venture or other business organization or by contributions to capital (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course), any Person other than Alliance Bank, or otherwise acquire direct or indirect control over any Person; or (ii) enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization or complete or partial liquidation with any Person (other than consolidations, mergers or reorganizations solely among wholly owned Alliance Subsidiaries), or a letter of intent, memorandum of understanding or agreement in principle with respect thereto;

(g) (i) grant any increase in compensation or benefits to the employees or officers of any Alliance Entity, except (A) for merit-based or promotion-based increases in annual base salary or wage rate for employees (other than directors or executive officers of Alliance), in the Ordinary Course that do not exceed, in the aggregate 3% of the aggregate cost of all employee annual base salaries and wages in effect as of the date hereof, or (B) as required by Law; (ii) pay any (x) severance or termination pay or (y) any bonus, in either case other than pursuant to the Alliance Benefit Plans in effect on the date hereof and in the case of (x) subject to receipt of an effective release of claims from the employee, and in the case of (y) to the extent required under the terms of the plan without the exercise of any upward discretion; (iii) enter into or amend any severance, change in control, retention, bonus guarantees, collective bargaining agreement or similar agreement or arrangement with employees or officers of any Alliance Entity; (iv) grant any increase in fees or other increases in compensation or other benefits to directors of any Alliance Entity; (v) waive any stock repurchase rights, or grant, accelerate, amend or change the period of exercisability of any Equity Rights or restricted stock, or authorize cash payments in exchange for any Equity Rights; (vi) fund any rabbi trust or similar arrangement, (vii) terminate the employment or services of any officer or any employee whose annual base compensation is greater than $75,000, other than for cause, or (viii) hire any officer, employee, independent contractor or consultant (who is a natural person) who has annual base compensation greater than $75,000;

(h) enter into, amend or renew any employment Contract between any Alliance Entity and any Person having a salary thereunder in excess of $75,000 per year (unless such amendment is required by Law) that the Alliance Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

(i) except as required by Law or, with respect to an Alliance ERISA Plan that is intended to be tax-qualified in the opinion of counsel is necessary or advisable to maintain the tax qualified status, (i) adopt any new Employee Benefit Plan of any Alliance Entity or terminate or withdraw from, or amend, any Alliance Benefit Plan, (ii) make any distributions from such Employee Benefit Plans, except as required by the terms of such plans; or (iii) fund or in any other way secure the payment of compensation or benefits under any Alliance Benefit Plan;

(j) make any change in any accounting principles, practices or methods or systems of internal accounting controls, except as may be required to conform to changes in regulatory accounting requirements or GAAP;

(k) commence any Litigation other than in the Ordinary Course, or settle, waive or release or agree or consent to the issuance of any Order in connection with any Litigation (i) involving any Liability of any Alliance Entity for money damages in excess of $100,000 or (ii) arising out of or relating to the transactions contemplated hereby;

(l) (i) enter into, renew, extend, modify, amend or terminate any (A) Contract that calls for aggregate annual payments of $100,000 or more, except in the Ordinary Course, (B) Alliance Contract, (C) Contract referenced in Section 4.33 (or any other Contract with any broker or finder in connection with the Merger or any other transaction contemplated by this Agreement), or (D) Contract, plan, arrangement or other transaction of the type described in Section 4.34 (other than, in the case of sub-clauses (A) and (B), Contracts that can be terminated on less than 30 days’ notice with no prepayment penalty, liability or other obligation); (ii) make any material amendment or modification to any Contract described in clause (i), other than in the Ordinary Course; or (iii) waive, release, compromise or assign any material rights or claims under any Contract described in clause (i);

(m) enter into any new line of business or change in any material respect its lending, investment, risk and asset-liability management, interest rate, fee pricing or other material banking or operating policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof);

(n) make, or commit to make, any capital expenditures in excess of $100,000 individually or $250,000 in the aggregate;

(o) except as required by Law or applicable Regulatory Authorities, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans, or (ii) its hedging practices and policies;

(p) cancel or release any material indebtedness owed to any Person or any claims held by any Person, except for (i) sales of Loans and sales of investment securities, in each case in the Ordinary Course, or (ii) as expressly required by the terms of any Contracts in force at the date of the Agreement;

(q) permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or make any application to open, relocate or close any branch or other facility;

(r) materially change or restructure its investment securities portfolio policy, its hedging practices or policies, or change its policies with respect to the classification or reporting of such portfolios, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements or change its interest rate exposure through purchases, sales or otherwise, or the manner in which its investment securities portfolios are classified or reported;

(s) alter materially its interest rate or fee pricing policies with respect to depository accounts of any Alliance Subsidiaries or waive any material fees with respect thereto;

(t) make, change or revoke any material Tax election, change any material method of Tax accounting, adopt or change any taxable year or period, file any amended material Tax Returns, agree to an extension or waiver of any statute of limitations with respect to the assessment or determination of Taxes, settle or compromise any material Tax liability of any Alliance Entity, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(u) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

(v) enter into any securitizations of any Loans or create any special purpose funding or variable interest entity other than on behalf of clients;

(w) foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment (except where such an assessment has been conducted in the preceding twelve months) of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of hazardous material;

(x) make or acquire any Loan or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any Loan, or amend or modify in any material respect any Loan (including in any manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by Alliance), except (i) new Loans not in excess of $3,000,000, (ii) Loans or commitments for Loans that have previously been approved by Alliance prior to the date of this Agreement not in excess of $3,000,000, (iii) with respect to amendments or modifications approved by Alliance prior to the date hereof, amend or modify in any material respect any existing Loan rated “special mention” or worse by Alliance, as rated by Alliance or a Regulatory Authority of Alliance, with total credit exposure not in excess of $1,000,000 or (iv) modify or amend any Loan in a manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by Alliance, in each case not in excess of $1,000,000; or

(y) agree to take, make any commitment to take, or adopt any resolutions of Alliance’s board of directors in support of, any of the actions prohibited by this Section 6.2.

6.3	Covenants of WSFS.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Alliance shall have been obtained, and except as otherwise expressly contemplated herein or as set forth in WSFS’s Disclosure Memorandum, WSFS covenants and agrees that it shall not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of Alliance, which consent shall not be unreasonably withheld, delayed or conditioned:

(a) amend the certificate of incorporation, bylaws or other governing instruments of WSFS or any Significant Subsidiaries (as defined in Regulation S-X promulgated by the SEC) in a manner that would adversely affect Alliance or the holders of Alliance Common Stock adversely relative to other holders of WSFS Common Stock;

(b) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

(c) take any action that could reasonably be expected to impede or materially delay (i) the receipt of any approvals of any Regulatory Authority required to consummate the transactions contemplated by this Agreement or (ii) the consummation of the transactions contemplated by this Agreement; or

(d) agree to take, make any commitment to take, or adopt any resolutions of WSFS’s board of directors in support of, any of the actions prohibited by this Section 6.3.

6.4	Reports.

Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material).

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1	Registration Statement; Proxy Statement; Shareholder Approval.

(a) WSFS and Alliance shall promptly prepare and file with the SEC, a proxy statement in definitive form (including any amendments thereto, the “Proxy Statement”) and WSFS shall prepare and file with the SEC the Registration Statement (including the prospectus of WSFS and Proxy Statement constituting a part thereof and all related documents) as promptly as reasonably practicable after the date of this Agreement, subject to full cooperation of both Parties and their respective advisors and accountants. WSFS and Alliance agree to cooperate, and to cause their respective Subsidiaries to cooperate, with the other and its counsel and its accountants in the preparation of the Registration Statement and the Proxy Statement. Each of WSFS and Alliance agrees to use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof, and Alliance shall thereafter mail or deliver the Proxy Statement to its shareholders promptly following the date of effectiveness of the Registration Statement. WSFS also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Alliance shall furnish all information concerning Alliance and the holders of Alliance Common Stock as may be reasonably requested in connection with any such action. Each of WSFS and Alliance agrees to furnish to the other Party all information concerning itself, its Subsidiaries, officers, directors and stockholders and such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, Proxy Statement or any other statement, filing, notice or application made by or on behalf of WSFS, Alliance or their respective Subsidiaries to any Regulatory Authority in connection with the Merger and the other transactions contemplated by this Agreement. Alliance shall have the right to review and consult with WSFS with respect to any information included in, the Registration Statement prior to its being filed with the SEC. WSFS will advise Alliance, promptly after WSFS receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of WSFS Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(b) Alliance shall duly call, give notice of, establish a record date for, convene and hold a shareholders’ meeting (the “Shareholders’ Meeting”), to be held as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval and adoption of this Agreement (the “Alliance Shareholder Approval”) and such other related matters as it deems appropriate. Alliance agrees that its obligations pursuant to this Section 7.1(b) shall not be affected by the commencement, proposal, disclosure or communication to Alliance of any Acquisition Proposal. Alliance shall (i) through its board of directors (which shall recommend and determine advisable the Merger and this Agreement by a vote sufficient to ensure that the shareholder vote standard described in Section 4.2(a) is applicable and the shareholder vote standard described in Article XI of Alliance’s articles of incorporation is inapplicable to the Merger and this Agreement), recommend to its shareholders the approval and adoption of this Agreement (the “Alliance Recommendation”), (ii) include such Alliance Recommendation in the Proxy Statement and (iii) use its reasonable best efforts to obtain the Alliance Shareholder Approval. Neither the board of directors of Alliance nor any committee thereof shall withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to WSFS, the Alliance Recommendation or take any action, or make any public statement, filing or release inconsistent with the Alliance Recommendation (any of the foregoing being a “Change in the Alliance Recommendation”). If requested by WSFS, Alliance shall retain a proxy solicitor reasonably acceptable to, and on terms reasonably acceptable to, WSFS in connection with obtaining the Alliance Shareholder Approval.

(c) Alliance shall adjourn or postpone the Shareholders’ Meeting, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Alliance Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting; provided, that notwithstanding anything to the contrary herein, the Shareholders’ Meeting shall be convened and this Agreement shall be submitted to the shareholders of Alliance at the Shareholders’ Meeting, for the purpose of voting on the adoption and approval of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Alliance of such obligation.

7.2	Acquisition Proposals.

(a) No Alliance Entity shall, and it shall cause its Representatives not to, directly or indirectly, (a) solicit, initiate, encourage (including by providing information or assistance), facilitate or induce any Acquisition Proposal, (b) participate in any discussions or negotiations regarding, or furnish or cause to be furnished to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any offer or proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (c) approve, agree to, accept, endorse or recommend any Acquisition Proposal, or (d) approve, agree to, accept, endorse or recommend, or propose to approve, agree to, accept, endorse or recommend any Acquisition Agreement contemplating or otherwise relating to any Acquisition Transaction. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 7.2 by any Subsidiary or Representative of Alliance shall constitute a breach of this Section 7.2 by Alliance.

(b) Notwithstanding anything to the contrary in Section 7.2(a), if Alliance or any of its Representatives receives an unsolicited, bona fide written Acquisition Proposal by any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) at any time prior to the Shareholders’ Meeting that did not result from or arise in connection with a breach of Section 7.2(a), Alliance and its Representatives may, prior to (but not after) the Shareholders’ Meeting, take the following actions if the board of directors of Alliance (or any committee thereof) has (i) determined, in its good faith judgment (after consultation with Alliance’s financial advisors and outside legal counsel), that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and that the failure to take such actions more likely than not would cause it to violate its fiduciary duties under applicable Law, and (ii) obtained from such Person or “Group” an executed confidentiality agreement containing terms at least as restrictive with respect to such Person or “Group” as the terms of the Confidentiality Agreement is in each provision with respect to WSFS: (A) furnish information to

(but only if Alliance shall have provided such information to WSFS prior to furnishing it to any such Person or “Group”), and (B) enter into discussions and negotiations with, such Person or “Group” with respect to such bona fide written Acquisition Proposal.

(c) Promptly (but in no event more than 24 hours) following receipt of any Acquisition Proposal or any request for nonpublic information or any inquiry that could reasonably be expected to lead to any Acquisition Proposal, Alliance shall advise WSFS in writing of the receipt of such Acquisition Proposal, request or inquiry, and the terms and conditions of such Acquisition Proposal, request or inquiry (including, in each case, the identity of the Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) making any such Acquisition Proposal, request or inquiry), and Alliance shall as promptly as practicable provide to WSFS (i) a copy of such Acquisition Proposal, request or inquiry, if in writing, or (ii) a written summary of the material terms of such Acquisition Proposal, request or inquiry, if oral. Alliance shall provide WSFS as promptly as practicable with notice setting forth all such information as is necessary to keep WSFS informed on a current basis in all material respects of all communications regarding (including material amendments or proposed material amendments to) such Acquisition Proposal, request or inquiry.

(d) Notwithstanding anything herein to the contrary, at any time prior to the Shareholders’ Meeting, if Alliance has received a Superior Proposal (after giving effect to the terms of any revised offer by WSFS pursuant to this Section 7.2(d)), the board of directors of Alliance may, in connection with the Superior Proposal, make a Change in the Alliance Recommendation (including, for the avoidance of doubt, approving, endorsing or recommending any Acquisition Proposal), if the board of directors of Alliance has determined in good faith, after consultation with outside legal counsel, that the failure to take such action more likely than not would be a violation of the directors’ fiduciary duties under applicable Law; provided, that the board of directors of Alliance may not take the actions set forth in this Section 7.2(d) unless:

(i) Alliance has complied in all material respects with this Section 7.2;

(ii) Alliance has provided prior written notice to WSFS at least four Business Days in advance (the “Notice Period”) of taking such action, which notice shall advise WSFS that the board of directors of Alliance has received a Superior Proposal and shall include a copy of such Superior Proposal;

(iii) during the Notice Period, Alliance has and has caused its financial advisors and outside legal counsel to, negotiate with WSFS in good faith (to the extent WSFS desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute (in the judgment of the board of directors of Alliance) a Superior Proposal; and

(iv) the board of directors of Alliance has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by WSFS, if any, that such Superior Proposal remains a Superior Proposal.

If during the Notice Period any revisions are made to the Superior Proposal, Alliance shall deliver a new written notice to WSFS and shall comply with the requirements of this Section 7.2 with respect to such new written notice.

Notwithstanding any Change in the Alliance Recommendation, this Agreement shall be submitted to the shareholders of Alliance at the Shareholders’ Meeting for the purpose of voting on the approval of this Agreement and nothing contained herein shall be deemed to relieve Alliance of such obligation; provided, that if the board of directors of Alliance shall have effected a Change in the Alliance Recommendation, then the board of directors of Alliance, in connection with the submission of this Agreement to the shareholders of Alliance may submit this Agreement without recommendation (although the resolution adopting this Agreement as of the date hereof may not be rescinded), in which event the board of directors of Alliance may communicate the basis for its lack of a recommendation to the shareholders of Alliance in the Proxy Statement or an appropriate amendment or supplement thereto. In addition to the foregoing, Alliance shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

(e) Alliance and Alliance Subsidiaries shall, and Alliance shall direct its Representatives to, (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any offer or proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any Person (other than WSFS and its Representatives) that has made or indicated an intention to make an Acquisition Proposal, and (iii) not waive or amend any “standstill” provision or provisions of similar effect to which it is a party or of which it is a beneficiary and shall strictly enforce any such provisions.

(f) Nothing contained in this Agreement shall prevent Alliance or its board of directors from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the shareholders of Alliance if the board of directors of Alliance (after consultation with outside legal counsel) concludes that its failure to do so more likely than not would be a violation of the directors’ fiduciary duties under applicable Law. Issuance of any such communication shall be deemed a Change in the Alliance Recommendation unless the communication includes a reaffirmation of the Alliance Recommendation in favor of adoption and approval by the shareholders of Alliance of this Agreement.

7.3	Exchange Listing.

WSFS shall use its reasonable best efforts to list, prior to the Effective Time, on NASDAQ the shares of WSFS Common Stock to be issued to the holders of Alliance Common Stock pursuant to the Merger, and WSFS shall give all notices and make all filings with NASDAQ required in connection with the transactions contemplated herein.

7.4	Consents of Regulatory Authorities.

(a) WSFS and Alliance and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all applications, notices and filings and to obtain all permits, consents, approvals and authorizations of all third parties and Regulatory Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Regulatory Authorities. WSFS shall use its reasonable best efforts to resolve objections, if any, which may be asserted with respect to the Merger under any applicable Law or Order; provided, that in no event shall WSFS be required to accept any new restriction or condition on the WSFS Entities which is materially and unreasonably burdensome on WSFS’s business or on the business of Alliance or Alliance Bank, in each case following the Closing or which would reduce the economic benefits of the transactions contemplated by this Agreement to WSFS to such a degree that WSFS would not have entered into this Agreement had such condition or restriction been known to it at the date hereof (any such condition or restriction, a “Burdensome Condition”). Each of WSFS and Alliance shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties hereto agrees to act reasonably and as promptly as practicable. Each Party hereto agrees that it will consult with the other Party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of third parties and Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other Party apprised of the status of material matters relating to completion of the transactions contemplated hereby, including advising the other Party upon receiving any communication from a Regulatory Authority the consent or approval of which is required for the consummation of the Merger and the other transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any required consent or approval from a Regulatory Authority will not be obtained or that the receipt of such consent or approval may be materially delayed (a “Regulatory Communication”). Upon the receipt of a Regulatory Communication, without limiting the scope of the foregoing paragraphs, the receiving Party shall, to the extent permitted by applicable Law (i) promptly advise the other of the receipt of any substantive communication from a Regulatory Authority with respect to the transactions contemplated hereby and provide a copy of such Regulatory Communication to the other Party, (ii) provide the other Party with a reasonable opportunity to participate in the preparation of any response thereto and the preparation of any other substantive submission or communication to any Regulatory Authority with respect to the transactions contemplated hereby and to review any such response, submission or communication prior to the filing or submission thereof (other than portions of materials to be filed or submitted in connection therewith that contain competitively sensitive business or proprietary information filed or submitted under a claim of confidentiality), and (iii) provide the other Party with the opportunity to participate in any meetings or substantive telephone conversations that the receiving party or its Representatives may have from time to time with any Regulatory Authority with respect to the transactions contemplated by this Agreement.

(b) Each Party agrees, upon request, to promptly furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party or any of its Subsidiaries to any Regulatory Authority.

7.5	Investigation and Confidentiality.

(a) Alliance shall promptly notify WSFS of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable Law, of any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of a material claim, action, suit, proceeding or investigation involving Alliance or Alliance Bank.

(b) Alliance shall promptly advise WSFS of any fact, change, event or circumstance known to Alliance (i) that has had or is reasonably likely to have a Material Adverse Effect on Alliance or (ii) which Alliance believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 8; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 7.5(b) or the failure of any condition set forth in Section 8.2 to be satisfied, or otherwise constitute a breach of this Agreement by the Party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 8.2 to be satisfied.

(c) Prior to the Effective Time, Alliance shall permit WSFS to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as WSFS reasonably requests, provided that such investigation shall not unreasonably interfere with normal operations of Alliance or its Subsidiaries, and provided, further, that Alliance and the Alliance Subsidiaries shall not be required to provide access to or disclose information where such access or disclosure would result in the loss of the attorney-client privilege of Alliance or its Subsidiaries or contravene any Law or Order. No investigation by WSFS shall affect the ability of WSFS to rely on the representations, warranties, covenants and agreements of Alliance.

(d) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

7.6	Press Releases.

Alliance and WSFS agree that no press release or other public disclosure or communication (including communications to employees, agents and contractors of Alliance) related to this Agreement or the transactions contemplated hereby shall be issued by either Party (or its Affiliates) without the prior written consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that nothing in this Section 7.6 shall be deemed to prohibit any Party from making any press release or other public disclosure required by Law or the rules or regulations of any United States or non-United States securities exchange, in which case the Party required to make the release or disclosure shall use its reasonable best efforts to allow the other Party reasonable time to comment on such release or disclosure in advance of the issuance thereof. The Parties have agreed upon the form of a joint press release announcing the execution of this Agreement.

7.7	Tax Treatment.

(a) Each of the Parties intends, and undertakes and agrees to use its reasonable best efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes. The Parties shall cooperate and use their reasonable best efforts in order to obtain the Tax Opinions. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Internal Revenue Code.

(b) Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Internal Revenue Code, each of WSFS and Alliance shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and shall not take any inconsistent position therewith in any Tax Return.

7.8	Employee Benefits and Contracts.

(a) Following the Effective Time, except as contemplated by this Agreement, WSFS shall provide generally to officers and employees (as a group) who are actively employed by an Alliance Entity on the Closing Date (“Covered Employees”) while employed by any WSFS Entity following the Closing Date employee benefits under Employee Benefit Plans, on terms and conditions which when taken as a whole are comparable to those currently provided by WSFS Entities to their similarly situated officers and employees; provided, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of any WSFS Entity. Until such time as WSFS shall cause the Covered Employees to participate in the applicable WSFS Employee Benefit Plans, the continued participation of the Covered Employees in the Alliance Benefit Plans shall be deemed to satisfy the foregoing provisions of this clause (it being understood that participation in WSFS’s Employee Benefit Plans may commence at different times with respect to each of WSFS’s Employee Benefit Plans). For purposes of participation, vesting and benefit accrual under WSFS’s Employee Benefit Plans, the service of the Covered Employees prior to the Effective Time shall be treated as service with a WSFS Entity participating in such employee benefit plans, to the same extent that such service was recognized by the Alliance Entities for purposes of a similar benefit plan; provided, that such recognition of service shall not (i) operate to duplicate any benefits of a Covered Employee with respect to the same period of service or (ii) apply for purposes of any plan, program or arrangement (x) that is grandfathered or frozen, either with respect to level of benefits or participation, or (y) for purposes of retiree medical benefits or level of benefits under a defined benefit pension plan. Covered Employees who are employed by any WSFS Entity shall retain their vacation and sick leave accrual under the Alliance Benefit Plans as of the Effective Time, provided that any future accrual of benefits under leave policies shall be in accordance with the WSFS Employee Benefit Plans, subject to carryover limitations applicable to such future accruals. WSFS agrees to amend the WSFS Employee Benefit Plans to the extent necessary to provide for the past service credits applicable to the Covered Employees referenced herein.

(b) Covered Employees who are employed by any WSFS Entity and who become eligible to participate in any insurance policy, plan or program offered by the WSFS Entities following the Effective Time shall receive full credit under such policy, plan or program for any deductibles, co-payments and out-of-pocket expenses incurred by such employees and their respective dependents under the corresponding Alliance Benefit Plan during the portion of the applicable plan year prior to such participation. In addition, the Covered Employees and their respective dependents shall not be subject to any exclusion or penalty for pre-existing conditions that were covered under the corresponding Alliance Benefit Plan immediately prior to the Effective Time, or to any waiting period relating to such coverage. WSFS shall honor the plans set forth in Section 7.8(b) of the WSFS Disclosure Memorandum.

(c) If requested by WSFS in a writing delivered to Alliance following the date hereof and prior to the Closing Date, the Alliance Entities shall take all necessary action (including without limitation the adoption of resolutions and plan amendments and the delivery of any required notices) to terminate, effective immediately prior to the Effective Time, any Alliance Benefit Plan that is intended to constitute a tax-qualified defined contribution plan under Internal Revenue Code Section 401(k) (a “401(k) Plan”). Alliance shall provide WSFS with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the termination of the 401(k) Plans in advance and give WSFS a reasonable opportunity to comment on such documents (which comments shall be considered in good faith by Alliance), and prior to the Closing Date, Alliance shall provide WSFS with the final documentation evidencing the termination of the 401(k) Plans.

(d) Alliance shall cause Alliance Bank to terminate the Alliance ESOP effective immediately prior to the Effective Time. The accounts of all participants and beneficiaries in the ESOP shall become fully vested upon termination of the Alliance ESOP. The Cash Consideration received with respect to the unallocated Alliance Common Stock held by the Alliance ESOP shall first be used to repay all then outstanding indebtedness under the ESOP Loan Agreements in their entirety, provided that if the Cash Consideration is not sufficient to fully repay the outstanding indebtedness under the ESOP Loan Agreements, then shares of WSFS Common Stock received with respect to the unallocated Alliance Common Stock held by the Alliance ESOP shall be canceled in an amount sufficient to satisfy the remaining indebtedness under the ESOP Loan Agreements. Following the Effective Time, the amount held in the suspense account of the Alliance ESOP shall be allocated as earnings proportionately to all Participants (as defined in the Alliance ESOP) based on their respective ESOP account balances as of the beginning of the plan year in which the Alliance ESOP is terminated. As soon as practicable after the date hereof, Alliance shall cause Alliance Bank to file all necessary documents with the IRS for a determination letter for termination of the Alliance ESOP immediately prior to the Effective Time, with a copy to be provided to WSFS and its counsel in advance of such filing, and Alliance shall give WSFS a reasonable opportunity to comment on such documents (which comments shall be considered in good faith by Alliance). Prior to the Effective Time, Alliance Bank and, following the Effective Time, WSFS Bank shall use their respective commercially reasonable efforts to obtain such favorable determination letter as promptly as practicable (including, but not limited to, adopting such amendments to the Alliance ESOP as may be required by the IRS as a condition to its issuance of a favorable determination letter). As soon as practicable following the later of the Effective Time or the receipt of the favorable determination letter from the IRS regarding the qualified status of the Alliance ESOP upon its termination, all account balances in the Alliance ESOP shall be either distributed to participants and beneficiaries or rolled over to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct, provided that holders of account balances in the Alliance ESOP whose employment with the Alliance Entities or the WSFS Entities is terminated may elect to roll over or receive a distribution of their account balance prior to the receipt of the favorable determination letter from the IRS (in the event that such rollover or distribution does not include amounts to which such terminated employees are entitled from the suspense account of the ESOP, then such additional amounts shall be rolled over or distributed following such allocation). WSFS agrees to permit participants in the Alliance ESOP who become employees of WSFS or any WSFS Subsidiary to roll over their account balances in the Alliance ESOP to WSFS’s 401(k) retirement plan. Alliance shall, or shall direct the fiduciaries of the Alliance ESOP (to the extent permitted by Law) to, provide WSFS with a draft of each resolution, amendment, participant communication or other document relating to the termination of the Alliance ESOP or the voting of the shares of Alliance Common Stock in the Alliance ESOP at the Shareholders’ Meeting at least five business days before such document is adopted, filed, or distributed, and no such document shall be adopted, filed, or distributed without WSFS’s approval (not to be unreasonably withheld, conditioned or delayed).

(e) WSFS agrees to assume and honor the terms of each Alliance Benefit Plan and to make payments in accordance with the current terms of such plans and agreements and any applicable payment elections made thereunder; provided, that to the extent requested by WSFS prior to the Closing Date, the Alliance Entities shall cooperate in good faith with WSFS to amend, freeze, terminate or modify any Alliance Benefit Plan not covered by subsections (c) and (d) of this Section 7.8 in accordance with the terms of such plan or agreement and applicable Law, to be effective as of the Effective Time (or at such different time mutually agreed to by the parties), except that the winding up of any such plan or agreement may be completed following the Closing Date. Alliance shall provide WSFS with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the actions contemplated by this Section 7.8(e), as applicable, and give WSFS a reasonable opportunity to comment on such documents (which comments shall be considered in good faith by Alliance), and prior to the Closing Date, Alliance shall provide WSFS with the final documentation evidencing that the actions contemplated herein have been effectuated.

(f) Without limiting the generality of Section 10.13, the provisions of this Section 7.8 are solely for the benefit of the parties to this Agreement, and no Covered Employee, current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement: (i) establish, amend, or modify any Alliance Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by WSFS, Alliance or any of their respective Affiliates; (ii) alter or limit the ability of WSFS or any WSFS Subsidiaries (including, after the Closing Date, the Alliance Entities) to amend, modify or terminate any Alliance Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date, in accordance with the terms of such plan or agreement and applicable Law; or (iii) confer upon any current or former employee, officer, director or consultant, any right to employment or continued employment or continued service with WSFS or any WSFS Subsidiary (including, following the Closing Date, the Alliance Entities), or constitute or create an employment agreement with any employee, or interfere with or restrict in any way the rights of the Surviving Corporation, Alliance, WSFS or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Alliance or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause.

7.9	Indemnification.

(a) For a period of six years after the Effective Time, WSFS shall indemnify, defend and hold harmless the present and former directors or officers of the Alliance Entities (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors or officers of Alliance or, at Alliance’s request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under the PBCL and by Alliance’s articles of incorporation and amended and restated bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any WSFS Entity is insured against any such matter; provided, that the foregoing shall not limit the rights to indemnification and advancement set forth in Alliance’s articles of incorporation and amended and restated bylaws as in effect on the date hereof. Without limiting the foregoing, in any case in which approval by WSFS is required by Alliance’s articles of incorporation or amended and restated bylaws to effectuate any indemnification, WSFS shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between WSFS and the Indemnified Party.

(b) WSFS shall use its reasonable best efforts (and Alliance shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six years after the Effective Time Alliance’s existing directors’ and officers’ liability insurance policy (provided that WSFS may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Alliance given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that WSFS shall not be obligated to make aggregate annual premium payments for such six-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Alliance’s directors and officers, the amount set forth in Section 7.9(b) of Alliance’s Disclosure Memorandum (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, WSFS shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount. In lieu of the foregoing, WSFS, or Alliance in consultation with WSFS, may obtain on or prior to the Effective Time, a six-year “tail” prepaid policy providing equivalent coverage to that described in this Section 7.9(b), in which case, WSFS will have no further obligations under this Section 7.9(b) other than to maintain such “tail” prepaid policy.

(c) Any Indemnified Party wishing to claim indemnification under Section 7.9(a), upon learning of any such Liability or Litigation, shall promptly notify WSFS thereof. In the event of any such Litigation (whether arising before or after the Effective Time): (i) WSFS shall have the right to assume the defense thereof and WSFS shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if WSFS elects not to assume such defense or independent legal counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between WSFS and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and WSFS shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that WSFS shall be obligated pursuant to this Section 7.9(c) to pay for only one firm of counsel for all Indemnified Parties; (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) WSFS shall not be liable for any settlement effected without its prior written consent; and provided, further, that WSFS shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d) If WSFS or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or if WSFS (or any successors or assigns) shall transfer all or substantially all of its Assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of WSFS shall assume the obligations set forth in this Section 7.9.

(e) The provisions of this Section 7.9 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and Representatives.

7.10	Operating Functions.

Alliance and Alliance Bank shall cooperate with WSFS and WSFS Bank in connection with planning for the efficient and orderly combination of the Parties and the operation of WSFS Bank (including the former operations of Alliance Bank) after the Bank Merger, and in preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as WSFS may decide. Without limiting the foregoing, senior officers of Alliance and WSFS shall meet from time to time as Alliance or WSFS may reasonably request to review the financial and operational affairs of Alliance and Alliance Bank, and Alliance shall give due consideration to WSFS’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (a) neither WSFS nor WSFS Bank shall under any circumstance be permitted to exercise control of Alliance, Alliance Bank or any other Alliance Subsidiaries prior to the Effective Time, (b) neither Alliance nor Alliance Bank shall be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust Laws, and (c) neither Alliance nor Alliance Bank shall be required to agree to any material obligation that is not contingent upon the consummation of the Merger.

7.11	Shareholder Litigation.

Each of WSFS and Alliance shall promptly notify each other in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Regulatory Authority or arbitrator pending or, to the knowledge of WSFS or Alliance, as applicable, threatened against WSFS, Alliance or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement, the Subsidiary Plan of Merger or the other agreements contemplated hereby or thereby or any actions taken or to be taken by WSFS, Alliance or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Alliance shall give WSFS every opportunity to participate in the defense or settlement of any shareholder litigation against Alliance and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without WSFS’s prior written consent (such consent not to be unreasonably withheld or delayed).

7.12	Legal Conditions to Merger.

Subject in all respects to Sections 7.1 and 7.4 of this Agreement, each of WSFS and Alliance shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article 8 hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other Party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Regulatory Authority and any other third party that is required to be obtained by Alliance or WSFS or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

7.13	Dividends.

After the date of this Agreement, each of WSFS and Alliance shall coordinate with the other the declaration of any dividends in respect of WSFS Common Stock and Alliance Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Alliance Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Alliance Common Stock and any shares of WSFS Common Stock any such holder receives in exchange therefor in the Merger.

7.14	Change of Method.

WSFS may at any time change the method of effecting the Merger (including by providing for the merger of Alliance with a wholly owned Subsidiary of WSFS) if and to the extent requested by WSFS, and Alliance agrees to enter into such amendments to this Agreement as WSFS may reasonably request in order to give effect to such restructuring; provided, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Merger with respect to Alliance’s shareholders or (iii) be reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed.

7.15	Takeover Laws.

Neither WSFS nor Alliance shall take any action that would cause any Takeover Law to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each of WSFS and Alliance shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Law now or hereafter in effect. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each of WSFS and Alliance will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Law.

7.16	Exemption from Liability Under Section 16(b).

Alliance and WSFS agree that, in order to most effectively compensate and retain those officers and directors of Alliance subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Alliance Insiders”), both prior to and after the Effective Time, it is desirable that Alliance Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Alliance Common Stock and Alliance Stock Options in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 7.16. The boards of directors of WSFS and of Alliance, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall promptly, and in any event prior to the Effective Time, take all such steps as may be necessary or appropriate to cause (i) any dispositions of Alliance Common Stock or Alliance Stock Options and (ii) any acquisitions of Alliance Common Stock pursuant to the transactions contemplated by this Agreement and by any Alliance Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

8.1	Conditions to Obligations of Each Party.

The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6:

(a) Shareholder Approval. The shareholders of Alliance shall have adopted and approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.

(b) Regulatory Approvals. (i) All required regulatory approvals from the Federal Reserve, Office of the Comptroller of the Currency, FDIC, and PDB and (ii) any other regulatory approvals or consents contemplated by Sections 4.2(c) and 5.3(c) the failure of which to obtain would reasonably be expected to have a Material Adverse Effect on WSFS and Alliance (considered as a consolidated entity), in each case required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”); provided, that no such Requisite Regulatory Approval shall impose a Burdensome Condition on WSFS.

(c) Legal Proceedings. No court or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement (including the Merger and the Bank Merger).

(d) Registration Statement. The Registration Statement shall be effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing.

(e) Exchange Listing. The shares of WSFS Common Stock issuable pursuant to the Merger shall have been approved for listing on NASDAQ.

(f) Tax Matters. Each Party shall have received a written opinion of Covington & Burling LLP, in form reasonably satisfactory to such Parties (the “Tax Opinion”), to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Alliance and WSFS reasonably satisfactory in form and substance to such counsel.

8.2	Conditions to Obligations of WSFS.

The obligations of WSFS to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by WSFS pursuant to Section 10.6(a):

(a) Representations and Warranties. For purposes of this Section 8.2(a), the accuracy of the representations and warranties of Alliance set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 4.3(a), 4.3(c), 4.4(a) and 4.4(c) shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties set forth in the other sub-Sections in Sections 4.3 and 4.4, and in Sections 4.2, 4.6, 4.24, 4.26, 4.30 and 4.32 shall be true and correct in all material respects. The representations and warranties set forth in each other section in Article 4 shall be true and correct in all respects except where the failure of such representations and warranties to be true and correct, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Alliance to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. Alliance shall have delivered to WSFS (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as relates to Alliance and in Sections 8.2(a) and 8.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Alliance’s board of directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as WSFS and its counsel shall request.

8.3	Conditions to Obligations of Alliance.

The obligations of Alliance to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Alliance pursuant to Section 10.6(b):

(a) Representations and Warranties. For purposes of this Section 8.3(a), the accuracy of the representations and warranties of WSFS set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of WSFS set forth in Sections 5.4(a) and

(c) and Section 5.7 shall be true and correct (except for inaccuracies which are de minimis in amount) (it being understood that, for purposes of determining the accuracy of such representations and warranties, the standard set forth in Section 5.1 shall be disregarded). The representations and warranties of WSFS set forth in Sections 5.4(b) and 5.13 shall be true and correct in all material respects (it being understood that, for purposes of determining the accuracy of such representations and warranties, the standard set forth in Section 5.1 shall be disregarded). Subject to the standard set forth in Section 5.1, the representations and warranties set forth in each other section in Article 5 shall be true and correct in all respects.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of WSFS to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. WSFS shall have delivered to Alliance (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as relates to WSFS and in Sections 8.3(a) and 8.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by WSFS’s board of directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Alliance and its counsel shall request.

ARTICLE 9

TERMINATION

9.1	Termination.

Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Alliance, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) By mutual written agreement of WSFS and Alliance;

(b) By either Party in the event (i) any Regulatory Authority has denied a Requisite Regulatory Approval and such denial has become final and nonappealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(i) shall have used its reasonable best efforts to contest, appeal and change such denial, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have become final and nonappealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such Law or Order, or (iii) the shareholders of Alliance fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon;

(c) By either Party in the event that the Merger shall not have been consummated by December 31, 2015, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1(c);

(d) By WSFS in the event that the board of directors of Alliance has (i) failed to recommend the Merger and the approval of this Agreement by the shareholders of Alliance, (ii) breached the terms of Section 7.2 in any respect adverse to WSFS, or (iii) breached its obligations under Section 7.1 by failing to call, give notice of, convene and/or hold the Shareholders’ Meeting in accordance with Section 7.1;

(e) By Alliance pursuant to Section 7.2(d), provided that concurrently with such termination, Alliance pays the Termination Fee to WSFS in accordance with Section 10.3(b);

(f) By Alliance in the event that any of the conditions precedent to the obligations of Alliance to consummate the Merger contained in Section 8.3 cannot be satisfied or fulfilled by the date specified in Section 9.1(c) (provided that the failure of such condition to be satisfied or fulfilled is not a result of Alliance’s breach of Section 7.1 or 7.2, Alliance’s failure to perform, in any material respect, any of its other material covenants or agreements contained in this Agreement or the breach by Alliance of any of its material representations or warranties contained in this Agreement); or

(g) By WSFS in the event that any of the conditions precedent to the obligations of WSFS to consummate the Merger contained in Section 8.2 cannot be satisfied or fulfilled by the date specified in Section 9.1(c) (provided that the failure of such condition to be satisfied or fulfilled is not a result of WSFS’s failure to perform, in any material respect, any of its material covenants or agreements contained in this Agreement or the breach by WSFS of any of its material representations or warranties contained in this Agreement).

(h) Decline in WSFS Common Stock Price. By Alliance, if the board of directors of Alliance so determines by a vote of at least two-thirds of the members of the entire board of directors of Alliance, at any time during the five-day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i) The number obtained by dividing the Average Closing Price by the Starting Price (as defined below) (the “WSFS Ratio”) shall be less than 0.80; and

(ii) (x) the WSFS Ratio shall be less than (y) the number obtained by dividing the Final Index Price by the Index Price on the Starting Date (each as defined below) and subtracting 0.20 from the quotient in this clause (ii) (y) (such number in this clause (ii) (y) being referred to herein as the “Index Ratio”);

subject, however, to the following three sentences. If Alliance elects to exercise its termination right pursuant to this Section 9.1(h), it shall give written notice to WSFS (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, WSFS shall have the option to increase the consideration to be received by the holders of Alliance Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the WSFS Ratio. If WSFS so elects within such five-day period, it shall give prompt written notice to Alliance of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 9.1(h) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

For purposes of this Section 9.1(h) the following terms shall have the meanings indicated:

“Average Closing Price” shall mean the average of the daily closing prices for the shares of WSFS Common Stock for the 20 consecutive full trading days on which such shares are actually traded on NASDAQ (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) ending at the close of trading on the Determination Date.

“Determination Date” shall mean the 10th day prior to the Closing Date, provided that if shares of the WSFS Common Stock are not actually traded on NASDAQ on such day, the Determination Date shall be the immediately preceding day to the 10th day prior to the Closing Date on which shares of WSFS Common Stock actually trade on NASDAQ.

“Final Index Price” shall mean the average of the Index Prices for the 20 consecutive full trading days ending on the trading day prior to the Determination Date.

“Index Group” shall mean the NASDAQ Bank Index.

“Index Price” shall mean the closing price on such date of the NASDAQ Bank Index.

“Starting Date” shall mean the first trading day immediately after the date of the first public announcement of entry into this Agreement.

“Starting Price” shall mean the closing price of a share of WSFS Common Stock on NASDAQ (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source) on the Starting Date.

9.2	Effect of Termination.

In the event of the termination and abandonment of this Agreement pursuant to Section 9.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 9.2, Section 7.5, and Article 10, shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any breach by that Party of this Agreement.

9.3	Non-Survival of Representations and Covenants.

The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 9.3, Sections 7.5, 7.7, 7.8 and 7.9, and Articles 1, 2, 3 and 10.

ARTICLE 10

MISCELLANEOUS

10.1	Definitions.

(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Agreement” means a letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement.

“Acquisition Proposal” means any offer, inquiry, proposal or indication of interest (whether communicated to Alliance or publicly announced to Alliance’s shareholders and whether binding or non-binding) by any Person (other than a WSFS Entity) for an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase, direct or indirect, by any Person or “Group” (other than a WSFS Entity) of 20% or more in interest of the total outstanding voting securities of Alliance or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or “Group” (other than a WSFS Entity) beneficially owning 20% or more in interest of the total outstanding voting securities of Alliance or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Alliance or any of its Subsidiaries pursuant to which the shareholders of Alliance immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of 20% or more of the consolidated Assets of Alliance and its Subsidiaries, taken as a whole; or (iii) any liquidation or dissolution of Alliance.

“Affiliate” of a Person means any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person and “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Alliance Common Stock” means the $0.01 par value common stock of Alliance.

“Alliance Entities” means, collectively, Alliance and all Alliance Subsidiaries.

“Alliance Financial Statements” means (i) the consolidated statements of financial condition (including related notes and schedules, if any) of Alliance as of September 30, 2014, and as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) for the quarter and nine months ended September 30, 2014, and for each of the fiscal years ended December 31, 2013, 2012, and 2011 as filed by Alliance in the Alliance SEC Reports, and (ii) the consolidated statements of financial condition of Alliance (including related notes and schedules, if any) and related statements of income, comprehensive income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) included in the Alliance SEC Reports filed with respect to periods ended subsequent to September 30, 2014.

“Alliance Stock Option Plan” means the 2011 Stock Option Plan of Alliance.

“Alliance Subsidiary” means the Subsidiaries of Alliance, which shall include Alliance Bank, Alliance Delaware Corp., Alliance Financial and Investment Services LLC, and 908 Hyatt Street LLC and any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Alliance after the date hereof and held as a Subsidiary by Alliance at the Effective Time.

“Assets” of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“Books and Records” means all files, ledgers and correspondence, all manuals, reports, texts, notes, memoranda, invoices, receipts, accounts, accounting records and books, financial statements and financial working papers and all other records and documents of any nature or kind whatsoever, including those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage, including any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not, and all software, passwords and other information and means of or for access thereto, belonging to Alliance Bank or relating to its business.

“Business Day” means any day other than a Saturday, a Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“Call Reports” mean Alliance Bank’s Consolidated Reports of Condition and Income (FFIEC Form 041) or any successor form of the Federal Financial Institutions Examination Council.

“Closing Date” means the date on which the Closing occurs.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Default” means (i) any breach or violation of, default under, contravention of, conflict with, or failure to perform any obligations under any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Disclosure Memorandum” of a Party means a letter delivered by such Party to the other Party prior to execution of this Agreement, setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Articles 4 and 5 or to one or more of its covenants contained in this Agreement; provided, that (a) no such item is required to be set forth in a Disclosure Memorandum as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect and (b) the mere inclusion of an item in a Disclosure Memorandum as an exception to a representation or warranty shall not be deemed an admission by a Party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on the Party making the representation or warranty.

“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, restricted stock, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom, understanding or arrangement providing compensation or other benefits, including employment and change in control agreements, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Internal Revenue Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent, or (v) arrived at through collective bargaining or otherwise.

“Environmental Laws” means all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“Equity Rights” means all arrangements, calls, commitments, Contracts, options, rights (including preemptive rights or redemption rights), scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which together with an Alliance Entity would be treated as a single employer under Internal Revenue Code Section 414.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exhibit” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“Federal Reserve” means the Board of Governors of the Federal Reserve System or a Federal Reserve Bank acting under the appropriately delegated authority thereof, as applicable.

“GAAP” means U.S. generally accepted accounting principles, consistently applied during the periods involved.

“Hazardous Material” means (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil, asbestos-containing materials and any polychlorinated biphenyls.

“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“Knowledge” or “knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means the actual knowledge of the chairman, president, chief financial officer, chief risk officer, general counsel (in the case of WSFS), or any senior, executive or other vice president in charge of human resources of such Person and the knowledge of any such Persons obtained or which would have been obtained from a reasonable investigation.

“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, option, right of first refusal, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than Permitted Liens.

“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its records, its policies, its practices, its compliance with Law, its actions, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Loans” means any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, guarantees and interest bearing assets) to which Alliance Bank or any Subsidiary of Alliance Bank is party as a creditor.

“Losses” means any and all demands, claims, actions or causes of action, assessments, losses, diminution in value, damages (including special and consequential damages), liabilities, costs, and expenses, including interest, penalties, cost of investigation and defense, and reasonable attorneys’ and other professional fees and expenses.

“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Material Adverse Effect” means with respect to any Party, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate together with all other facts,

circumstances, events, changes, effects, developments or occurrences, directly or indirectly, (i) has had or would reasonably be expected to result in a material adverse effect on the condition (financial or otherwise), results of operations, assets, liabilities or business of such Party and its Subsidiaries taken as a whole; provided, that a “Material Adverse Effect” shall not be deemed to include effects to the extent resulting from (A) changes after the date of this Agreement in GAAP or regulatory accounting requirements, (B) changes after the date of this Agreement in Laws of general applicability to companies in the financial services industry, (C) changes after the date of this Agreement in global, national or regional political conditions or general economic or market conditions in the United States (and with respect to Alliance, the Commonwealth of Pennsylvania, and with respect to WSFS, the State of Delaware), including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the financial services industry, (D) after the date of this Agreement, general changes in the credit markets or general downgrades in the credit markets, (E) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof unless separately excluded hereunder, or changes in the trading price of a Party’s common stock, in and of itself, but not including any underlying causes unless separately excluded hereunder, (F) the public disclosure of this Agreement and the impact thereof on relationships with customers or employees, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, or (H) actions or omissions taken with the prior written consent of the other Party hereto or expressly required by this Agreement; except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change disproportionately affect such Party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such Party and its Subsidiaries operate, or (ii) prevents or materially impairs the ability of such Party to timely consummate the transactions contemplated hereby.

“NASDAQ” means the NASDAQ Global Select Market.

“Ordinary Course” means the conduct of the business of Alliance and Alliance Bank in substantially the same manner as such business was operated on the date of this Agreement, including operations in conformance and consistent with Alliance and Alliance Bank’s practices and procedures prior to and as of such date.

“Operating Property” means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Order” means any administrative decision or award, decree, injunction, judgment, order, consent decree, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

“Participation Facility” means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” means either of Alliance or WSFS, and “Parties” means Alliance and WSFS.

“Permit” means any federal, state, local, or foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“Per Share Cash Amount” means $22.00 per share.

“Person” means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a Representative capacity.

“Previously Disclosed” by a Party means information set forth in its Disclosure Memorandum or information set forth in its SEC Documents that were filed prior to the date hereof.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by WSFS under the Securities Act with respect to the shares of WSFS Common Stock to be issued to the shareholders of Alliance pursuant to this Agreement.

“Regulatory Authorities” means, collectively, the SEC, the NASDAQ, state securities authorities, the Financial Industry Regulatory Authority, the Securities Investor Protector Corporation, applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the FDIC, the PDB, the IRS, the DOL, the Pension Benefit Guarantee Corporation, and all other foreign, federal, state, county, local or other governmental, banking or regulatory agencies, authorities (including taxing and self-regulatory authorities), instrumentalities, commissions, boards, courts, administrative agencies, commissions or bodies.

“Representative” means, with respect to any Person, any officer, director, employee, investment banker, financial or other advisor, attorney, accountant, consultant, or other representative or agent of or engaged or retained by such Person.

“SEC” means the United States Securities and Exchange Commission.

“SEC Documents” means all forms, proxy statements, registration statements, prospectuses, reports, schedules, and other documents filed, together with any amendments thereto, by either Alliance or WSFS or any of WSFS’s Subsidiaries with the SEC on or after January 1, 2011.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Subsidiaries” means all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls more than 50% of the outstanding equity securities or other ownership interests either directly or through an unbroken chain of entities as to each of which more than 50% of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal with respect to which the board of directors of Alliance determines in its good faith judgment (based on, among other things, the advice of outside legal counsel and a financial advisor) to be more favorable, from a financial point of view, to Alliance’s shareholders than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by WSFS), taking into account all relevant factors (including the Acquisition Proposal and this Agreement (including any proposed changes to this Agreement that may be proposed by WSFS in response to such Acquisition Proposal)); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” and “80%” in the definitions of Acquisition Proposal and Acquisition Transaction shall be deemed to be references to “100%”.

“Surviving Corporation” means WSFS as the surviving corporation resulting from the Merger.

“Tax” or “Taxes” means any federal, state, county, local, or foreign taxes, or, to the extent in the nature of a tax, any charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, commercial rent, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

“Tax Return” means any report, return, information return, or other document required to be supplied to a Regulatory Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

“WSFS Capital Stock” means, collectively, WSFS Common Stock, any preferred stock of WSFS and any other class or series of capital stock of WSFS.

“WSFS Common Stock” means the $0.01 par value common stock of WSFS.

“WSFS Entities” means, collectively, WSFS and all WSFS Subsidiaries.

“WSFS Financial Statements” means (i) the consolidated statements of condition (including related notes and schedules, if any) of WSFS as of September 30, 2014, and as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) for the quarter and nine months ended September 30, 2014, and for each of the three fiscal years ended December 31, 2013, 2012, and 2011, as filed by WSFS in SEC Documents, and (ii) the consolidated statements of condition of WSFS (including related notes and schedules, if any) and related statements of operations, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 2014.

“WSFS Options” means each option or other Equity Right to purchase shares of WSFS Common Stock pursuant to stock options or stock appreciation rights.

“WSFS Stock Plans” means the existing stock option and other stock-based compensation plans of WSFS designated as follows: the WSFS Financial Corporation, 1994 Short Term Management Incentive Plan Summary Plan, as amended; the Amended and Restated Wilmington Savings Fund Society, Federal Savings Bank 1997 Stock Option Plan; the WSFS Financial Corporation 2005 Incentive Plan, as amended, and the WSFS Financial Corporation 2013 Incentive Plan.

“WSFS Subsidiaries” means the Subsidiaries of WSFS, which shall include any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of WSFS after the date hereof and held as a Subsidiary by WSFS at the Effective Time.

10.2	Referenced Pages.

The terms set forth below shall have the meanings ascribed thereto in the referenced pages:

401(k) Plans	43
Agreement	1
Alliance	1
Alliance Bank	2
Alliance Bank Common Stock	12
Alliance Benefit Plans	20
Alliance Contracts	22
Alliance ESOP	8
Alliance ERISA Plan	20
Alliance Insiders	47
Alliance Recommendation	37
Alliance RRP	6
Alliance Regulatory Agreement	22

Alliance SEC Reports	13
Alliance Shareholder Approval	37
Alliance Stock Option	6
ALLL	26
Average Closing Price	51
Bank Merger	2
Burdensome Condition	40
Canceled Shares	3
Cash Consideration	3
Cash Election	3
Cash Election Shares	3
Cash Value	4
Certificate	4
Change in the Alliance Recommendation	38
Chosen Courts	65
Closing	2
Closing Date	2
Covered Employees	42
Derivative Transaction	23
Determination Date	51
DGCL	1
DOL	20
Effective Time	2
Election	6
Election Deadline	7
ESOP Loan Agreements	8
Exchange Agent	7
Exchange Agent Agreement	7
Exchange Fund	8
Exchange Ratio	3
FDIA	13
FDIC	13
Final Index Price	52
Form of Election	7
HOLA	10
Holder	6
Indemnified Party	45
Index Group	52
Index Ratio	51
Index Price	52
IRS	20
Mailing Date	7
Maximum Amount	45
Merger	1
Merger Consideration	3
Money Laundering Laws	19
Non-Electing Shares	3
Notice Period	39
OFAC	26
PBCL	1
PBGC	20
PDB	10

Permitted Liens	16
Proxy Statement	37
Reallocated Cash Shares	4
Reallocated Stock Shares	5
Regulatory Communication	41
Requisite Regulatory Approvals	48
Sanctions	26
Sarbanes-Oxley Act	14
Shareholders’ Meeting	37
Starting Date	52
Starting Price	52
Stock Consideration	3
Stock Election	3
Stock Election Shares	3
Subsidiary Plan of Merger	2
Surviving Entity	2
Systems	17
Takeover Laws	24
Tax Opinion	48
Termination Fee	63
WSFS	1
WSFS Bank	2
WSFS Certificates	7
WSFS Ratio	51
WSFS SEC Reports	28

(a) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The words “hereby,” “herein,” “hereof,” “hereunder” and similar terms refer to this Agreement as a whole and not to any specific Section. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. If a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning. Any capitalized terms used in any schedule or Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. All references to “the transactions contemplated by this Agreement” (or similar phrases) include the transactions provided for in this Agreement, including the Merger and the Bank Merger. The term “made available” means any document or other information that was (a) provided by one Party or its representatives to the other Party and its representatives prior to the date hereof, (b) included in the virtual data room of a Party prior to the date hereof or (c) filed by a Party with the SEC and publicly available on EDGAR prior to the date hereof.

10.3	Expenses.

(a) Except as otherwise provided in this Section 10.3, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing and mailing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay one-half of the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

(b) Notwithstanding the foregoing, if:

(i) Either Alliance or WSFS terminates this Agreement pursuant to Section 9.1(b) or 9.1(c), and at the time of such termination, any Person has made and not withdrawn an Acquisition Proposal or has publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and within six months of such termination Alliance shall either (A) consummate an Acquisition Transaction or (B) enter into an Acquisition Agreement with respect to an Acquisition Transaction, whether or not such Acquisition Transaction is subsequently consummated;

(ii) WSFS shall terminate this Agreement pursuant to Section 9.1(d); or

(iii) Alliance shall terminate this Agreement pursuant to Section 9.1(e),

then Alliance shall pay to WSFS an amount equal to $4,000,000 (the “Termination Fee”). The payment of the Termination Fee by Alliance pursuant to this Section 10.3(b) constitutes liquidated damages and not a penalty, and shall be the sole monetary remedy of WSFS in the event of termination of this Agreement pursuant to Sections 9.1(b), 9.1(c), or 9.1(e). If the Termination Fee shall be payable pursuant to subsection (i) of this Section 10.3(b), the Termination Fee shall be paid in same-day funds at or prior to the earlier of the date of consummation of such Acquisition Transaction or the date of execution of an Acquisition Agreement with respect to such Acquisition Transaction. If the Termination Fee shall be payable pursuant to subsection (ii) of this Section 10.3(b), the Termination Fee shall be paid in same-day funds within two Business Days from the date of termination of this Agreement. If the Termination Fee shall be payable pursuant to subsection (iii) of this Section 10.3(b), the Termination Fee shall be paid in same day funds at the termination of this Agreement.

(c) The Parties acknowledge that the agreements contained in paragraph (b) of this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Alliance fails to pay any fee payable by it pursuant to this Section 10.3 when due, then Alliance shall pay to WSFS its costs and expenses (including attorneys’ fees) in connection with collecting such fee, together with interest on the amount of the fee at the prime rate of Citibank, N.A. from the date such payment was due under this Agreement until the date of payment

10.4	Entire Agreement; Third Party Beneficiaries.

Except as otherwise expressly provided herein, this Agreement (including the Disclosure Memorandum of each of Alliance and WSFS, the exhibits, the schedules, and the other documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Section 7.9. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding any other provision hereof to the contrary, no consent, approval or agreement of any third party beneficiary will be required to amend, modify to waive any provision of this Agreement.

10.5	Amendments.

To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after Alliance Shareholder Approval of this Agreement has been obtained; provided, that after obtaining Alliance Shareholder Approval, there shall be made no amendment that requires further approval by such Alliance shareholders unless such further approval of such shareholders is obtained.

10.6	Waivers.

(a) Prior to or at the Effective Time, WSFS, acting through its board of directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Alliance, to waive or extend the time for the compliance or fulfillment by Alliance of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of WSFS under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of WSFS.

(b) Prior to or at the Effective Time, Alliance, acting through its board of directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by WSFS, to waive or extend the time for the compliance or fulfillment by WSFS of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Alliance under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Alliance.

(c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

10.7	Assignment.

Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

10.8	Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission (followed by overnight courier), by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

WSFS:		WSFS Financial Corporation
WSFS Bank Center
500 Delaware Avenue
Wilmington, DE 19801
Facsimile Number: (302) 571-6842
Attention: Rodger Levenson

Copy to Counsel:		Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001
Facsimile Number: (202) 778-5988
	Attention:	Frank M. Conner III
Michael P. Reed

Alliance:		Alliance Bancorp, Inc. of Pennsylvania
541 Lawrence Road
Broomall, Pennsylvania 19008
Facsimile Number: (610) 359-6908
Attention: Dennis D. Cirucci

Copy to Counsel:		Silver, Freedman, Taff & Tiernan LLP
3299 K Street, N.W.
Suite 100
Washington, DC 20007
Facsimile Number: (202) 337-5502
	Attention:	Raymond A. Tiernan
Hugh T. Wilkinson

10.9	Governing Law; Jurisdiction; Waiver of Jury Trial

(a) Regardless of any conflict of Law or choice of Law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the Laws of the State of Delaware without regard to the conflict of Laws principles thereof or of any other jurisdiction.

(b) Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 10.8.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9.

10.10	Counterparts; Signatures.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Executed signature pages to this Agreement may be delivered by facsimile transmission or by e-mail delivery of a “pdf” format data file and such signature pages will be deemed as sufficient as if actual signature pages had been delivered.

10.11	Captions; Articles and Sections.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

10.12	Interpretations.

Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and, unless otherwise defined herein, the words used shall be construed and interpreted according to their ordinary meaning so as fairly to accomplish the purposes and intentions of all Parties hereto.

10.13	Enforcement of Agreement.

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached and that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement. It is accordingly agreed that the Parties shall be entitled, without the requirement of posting bond, to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.14	Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.15	Disclosure.

Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any Section of this Agreement or any schedule attached hereto shall apply only to the indicated Section of this Agreement, except to the extent that the relevance of such item to another Section of this Agreement is reasonably apparent on the face of such disclosure.

10.16	Delivery by Facsimile or Electronic Transmission.

This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party hereto forever waives any such defense.

[signatures on following page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

WSFS

By:	/s/ Rodger Levenson
Name: Rodger Levenson
Title: Executive Vice President and Chief Commercial Banking Officer

ALLIANCE

By:	/s/ Dennis D. Cirucci
Name: Dennis D. Cirucci
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Reorganization]

EXHIBIT A

Subsidiary Plan of Merger

Exhibit A

EXHIBIT A

SUBSIDIARY PLAN OF MERGER

Agreement and Plan of Merger

between

Greater Delaware Valley Savings Bank

and

Wilmington Savings Fund Society, FSB

under the charter of

Wilmington Savings Fund Society, FSB

under the title of

Wilmington Savings Fund Society, FSB

This Agreement and Plan of Merger (the “Agreement”) made between Greater Delaware Valley Savings Bank d/b/a Alliance Bank (“Alliance Bank”), a Pennsylvania-chartered savings bank, being located at Broomall, county of Delaware, in the Commonwealth of Pennsylvania, with total capital of $[—] million, paid in capital of $[—] million for [—] shares of common stock, each with a par value $0.01 per share, surplus of $[—] million, and undivided profits or capital reserves of $[—] million, as of [DATE], 2015, and Wilmington Savings Fund Society, FSB (“WSFS Bank” and together with Alliance Bank, the “Merging Banks”), a federal savings bank organized under the laws of the United States, being located at Wilmington, county of New Castle, in the state of Delaware, with total capital of $[—] million, paid in capital of $[—] million for [—] shares of common stock, each with a par value of $0.01 per share, surplus of $[—] million, and undivided profits and capital reserves of $[—] million, as of [DATE], 2015, each acting pursuant to a resolution of its board of directors, adopted by unanimous consent of its directors, witnessed as follows:

Section 1.

Alliance Bank shall be merged with and into WSFS Bank under the charter of the latter (the “Bank Merger”).

Section 2.

The name of the receiving association (hereinafter referred to as the “Association”) shall be Wilmington Savings Fund Society, FSB.

Section 3.

The business of the Association shall be that of a federal savings bank. This business shall be conducted by the Association at its main office to be located at WSFS Bank Center, 500 Delaware Avenue, Wilmington, DE 19801 and at its legally established branches.

Section 4.

The amount of capital stock of the Association shall be $[—], divided into [—] shares of common stock, each of $0.01 par value, and at the time the Bank Merger shall become effective, the Association shall have a surplus of $[—], and undivided profits, including capital reserves, which when combined with the capital and surplus will be equal to the combined capital structures of the Merging Banks as stated in the preamble of this Agreement, adjusted however, for normal earnings and expenses (and if applicable, purchase accounting adjustments) between [DATE], 2015, and the effective time of the Bank Merger.

Section 5.

All assets as they exist at the effective time of the Bank Merger shall pass to and vest in the Association without any conveyance or other transfer. The Association shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of a trust department, of each of the Merging Banks existing as of the effective time of the Bank Merger.

Section 6.

Alliance Bank shall contribute to the Association acceptable assets having a book value, over and above its liabilities to its creditors and having an estimated fair value over and above its liabilities to its creditors.

At the effective time of the Bank Merger, WSFS Bank shall have on hand acceptable assets having book value above its liabilities to its creditors, and having a fair value, over and above its liabilities to its creditors.

Section 7.

Of the capital stock of the Association, the presently outstanding [—] shares of common stock each of $0.01 par value, and the holders of it shall retain their present rights, and the shares of Alliance Bank shall be cancelled for no consideration.

Section 8.

Neither Alliance Bank nor WSFS Bank shall declare nor pay any dividend to its shareholders between the date of this Agreement and the time at which the Bank Merger shall become effective, nor dispose of any of its assets in any other manner, except in [order to facilitate the Bank Merger or in] the normal course of business, and in any event for adequate value.

Section 9.

The present board of directors of WSFS Bank shall continue to serve as the board of directors of the Association until the next annual meeting or until such time as their successors have been elected and have qualified.

Section 10.

Effective as of the time this Bank Merger shall become effective as specified in the Bank Merger approval to be issued by the Comptroller of the Currency, the Articles of Association of the resulting bank shall read in their entirety as attached hereto at Appendix A, which shall be the Articles of Association of WSFS Bank as in existence immediately prior to the effective time of the Bank Merger.

The bylaws of WSFS Bank in effect immediately prior to the effective time of the Bank Merger shall be the bylaws of the Association following the Bank Merger and shall read in their entirety as attached hereto at Appendix B until otherwise amended or repealed.

Section 11.

This Agreement may be terminated by the mutual written consent of WSFS Bank and Alliance Bank.

Section 12.

This Agreement shall be ratified and confirmed by the affirmative vote of shareholders of each of the Merging Banks owning at least two-thirds of its capital stock outstanding, at a meeting to be held on the call of the directors; and the Bank Merger shall become effective at the time specified in a Bank Merger approval to be issued by the Comptroller of the Currency of the United States.

Section 13.

Representations and Warranties. Each of WSFS Bank and Alliance Bank hereby represents and warrants to the other that (a) it has full power and authority to enter into this Agreement; (b) this Agreement does not conflict with or violate or cause it to be in default under any other agreement, document or instrument to which it is a party or by which it or its assets is bound or affected; and (c) this Agreement is a valid, binding and enforceable obligation against it, except as such enforceability may be limited by creditors rights laws and general principles of equity.

Conditions Precedent. WSFS Bank and Alliance Bank agree that the Bank Merger shall not occur under this Merger Agreement until (a) the effective time of the sale contemplated by the Agreement and Plan of Reorganization by and between WSFS Financial Corporation and Alliance Bancorp, Inc. of Pennsylvania, dated as of March 2, 2015 (the “Parent Transaction”); and (b) after the receipt of all necessary regulatory approvals for the transactions contemplated for consummation of the Parent Transaction and the Bank Merger.

Section 14.

Further Assurances. WSFS Bank and Alliance Bank agree to (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Amendment and Waivers. Any term of this Agreement may be amended, modified or terminated only with the written consent of WSFS Bank and Alliance Bank or waived only with the written approval of the party granting the waiver.

Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the United States of America, and in the absence of applicable Federal laws then by the laws of the State of Delaware.

Construction. Each of the Merging Banks acknowledges and agrees that it has participated in the drafting and negotiation of this Agreement. Accordingly, in the event of a dispute with respect to the interpretation or enforcement of the terms hereof, no provision shall be construed so as to favor or disfavor either party hereto.

Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute but one and the same instrument.

[Signatures on Following Page]

WITNESS, the signatures of WSFS Bank and Alliance Bank this      day of                     , 2015, each set by its president or a vice president and attested to by its cashier or secretary, pursuant to a resolution of its board of directors, acting by a majority.

Attest:	GREATER DELAWARE VALLEY SAVINGS BANK

By:
President

Cashier

Attest:	WILMINGTON SAVINGS FUND SOCIETY, FSB

By:
President

Cashier